SUPPLEMENT, DATED NOVEMBER 23, 2005
(To Joint Proxy Statement/Prospectus dated November 3, 2005)

NYSE   archipelago®

ABOUT THIS DOCUMENT

This document supplements and updates certain information contained in the joint proxy statement/prospectus, dated November 3, 2005, that was sent to members of the New York Stock Exchange, Inc. (the "NYSE") and the stockholders of Archipelago Holdings, Inc. ("Archipelago") for the special meeting of the NYSE members and Archipelago stockholders, respectively, to consider and vote on the approval and adoption of the Agreement and Plan of Merger, dated as of April 20, 2005, as amended and restated as of July 20, 2005, and as amended as of October 20, 2005 and as of November 2, 2005 (the "merger agreement"), by and among the NYSE, Archipelago, NYSE Group, Inc. ("NYSE Group"), NYSE Merger Sub LLC, NYSE Merger Corporation Sub, Inc., and Archipelago Merger Sub, Inc. You should read this document together with the joint proxy statement/prospectus, which, except as revised or supplemented by this document, remains in full force and effect. To obtain additional copies of this document, or the joint proxy statement/prospectus, please contact:

If you are a NYSE member:

MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016
Call Toll-Free: (800) 322-2885
Call Collect: (212) 929-5500
Email: proxy@mackenziepartners.com

If you are an Archipelago stockholder:

Georgeson Shareholder Communications
17 State Street, 10th Floor
New York, New York 10004
Call Toll-Free: (866) 357-4032
Call Collect: (212) 440-9800

If you are a NYSE member, we have also enclosed with this supplement a proxy card that you may use to submit your vote for or against the proposals submitted at the NYSE special meeting to be held on December 6, 2005. If you have previously submitted your proxy card, you do NOT need to complete and submit the enclosed proxy card unless you desire to revoke your previous vote. As described in the joint proxy statement/prospectus, you may vote by proxy in any of the following ways:

- by using the enclosed proxy card and mailing a completed and signed proxy card to IVS Associates, Inc., 111 Continental Drive, Suite 210, Newark, Delaware 19713 or faxing it to (302) 369-8486;
- by telephone using the toll-free number shown on the enclosed proxy card; or
- by visiting the website noted on the enclosed proxy card and voting through the Internet.

Information and applicable deadlines for using the proxy card, or voting by telephone or through the Internet are set forth in the enclosed proxy card instructions.

If you are an Archipelago stockholder, we have enclosed with this supplement a proxy card that you may use to submit your vote for or against the proposals submitted at the Archipelago special meeting to be held on December 6, 2005. If you have previously submitted your proxy card, you do NOT need to complete and submit the enclosed proxy card unless you desire to revoke your previous vote. As described in the joint proxy statement/prospectus, you may vote by proxy in any of the following ways:

- by using the enclosed proxy card and mailing a completed and signed proxy card to the address listed on the proxy card using the provided self-addressed stamped envelope;
- by telephone using the toll-free number shown on the enclosed proxy card; or
- by visiting the website noted on the enclosed proxy card and voting through the Internet.

Information and applicable deadlines for using the proxy card, or voting by telephone or through the Internet are set forth in the enclosed proxy card instructions.

SETTLEMENT OF *IN RE NEW YORK STOCK EXCHANGE/ARCHIPELAGO MERGER LITIGATION*

On November 15, 2005, the NYSE announced that it had entered into a settlement agreement in respect of the litigation entitled *In re New York Stock Exchange/Archipelago Merger Litigation*. For a description of this litigation, see "The Mergers—Legal Proceedings Relating to the Mergers—In re New York Stock Exchange/ Archipelago Merger Litigation" in the joint proxy statement/prospectus. The complete text of the settlement agreement is set forth as Annex A to this document.

Under the terms of the settlement agreement, the NYSE agreed to select an independent financial expert to render to the Supreme Court of the State of New York, County of New York (the "New York Supreme Court"), an opinion as to the fairness, from a financial point of view, to the members of the NYSE of the transaction, based on the terms submitted to the NYSE members for a vote. This opinion shall also have attached a summary of the analytical work forming the basis of the opinion. The terms of the settlement agreement call for the opinion, together with the summary of the analytical work forming the basis of the opinion, to be delivered to the New York Supreme Court by November 23, 2005, and to be sent by overnight mail to the NYSE members (and posted on the NYSE's website, www.nyse.com, no later than five business days prior to a vote of the NYSE members on the NYSE-Archipelago mergers).

ENGAGEMENT OF CITIGROUP

On November 17, 2005, the NYSE announced that it had selected, with the consent of plaintiffs' counsel, Citigroup Global Markets Inc. ("Citigroup") to provide an opinion to the New York Supreme Court as to the fairness, from a financial point of view, to the members of the NYSE of the transaction, based on the financial terms of the merger agreement submitted to the NYSE members for a vote. The NYSE engaged Citigroup pursuant to an engagement letter, dated as of November 17, 2005. Under the terms of the engagement, the NYSE agreed to pay Citigroup $3,500,000 promptly following delivery of Citigroup's fairness opinion and summary of analytical work, regardless of whether the NYSE-Archipelago mergers are completed. The NYSE also agreed to promptly reimburse Citigroup, from time to time after the request of Citigroup, for all reasonable travel and other reasonable deal-related expenses incurred in performing its services under the engagement, including reasonable fees and expenses of Citigroup's legal counsel. In addition, the NYSE agreed to indemnify Citigroup against certain liabilities arising out of or relating to Citigroup's engagement.

OPINION OF CITIGROUP AND SUMMARY OF ANALYSIS

Pursuant to the engagement letter between the NYSE and Citigroup, Citigroup rendered a written opinion on November 23, 2005 to the New York Supreme Court to the effect that, as of the date of the opinion, based upon and subject to the considerations and limitations set forth in the opinion, Citigroup's experience as an investment banking firm, Citigroup's work as described in the opinion and the summary, and other factors that it deemed relevant, the Transactions (as defined in the opinion), based upon the financial terms of the merger agreement submitted to the NYSE members for a vote, were fair, from a financial point of view, to the holders of NYSE membership interests. Accompanying Citigroup's opinion is a summary of the analytical work that it performed. A copy of Citigroup's opinion and the accompanying summary are attached to this document as Annex B. The fairness opinion and accompanying summary also describe certain relationships of Citigroup.

CERTAIN UPDATED PROJECTIONS

Neither the NYSE nor Archipelago as a matter of course publicly discloses detailed forecasts or internal projections as to future revenues, earnings or financial condition. However, in connection with the NYSE's engagement of Citigroup to render a fairness opinion to the New York Supreme Court, and given that seven

months had transpired since the NYSE-Archipelago mergers were announced, the NYSE and Archipelago provided Citigroup with certain updated business and financial data that the NYSE and Archipelago believe was not publicly available.

NYSE management prepared and delivered to Citigroup the following projections of the NYSE's net revenues, earnings before interest, taxes, depreciation and amortization (or "EBITDA"), pre-tax income and net income for the fiscal years of 2005, 2006 and 2007, in each case normalized to remove certain items that the NYSE expects will not be recurring:

NYSE Normalized Projections (1)
($ in millions)

	Year Ended December 31,		
	2005	2006	2007
Net revenues (2)	$1,063.2	$1,108.1	$1,145.8
EBITDA (3)	$ 151.7	$ 260.9	$ 335.1
Pre-tax income	$ 89.5	$ 222.5	$ 316.0
Net income	$ 52.6	$ 129.4	$ 184.4

(1) Figures have been normalized to remove certain items that the NYSE expects will not be recurring, and therefore figures are not presented in accordance with U.S. generally accepted accounting principles. For a description of the normalizing adjustments and a reconciliation of these normalized projected figures to the non-normalized projected figures that the NYSE previously presented in April 2005, see below under "Reconciliation of NYSE Net Revenues," "Reconciliation of NYSE EBITDA" and "Reconciliation of NYSE Net Income." Projected normalized figures assume the following:

(a) Revenues increase $82.6 million during 2005-2007. The introduction of trading licenses, higher interest income from more efficient management of the investment portfolio, growth in listing fees and market data represent the majority of this cumulative revenue growth.

(b) Expenses decrease $128 million during 2005-2007. Lower compensation and benefits, headcount reductions from budgeted 2005 year-end figures, and efficiency savings at SIAC represent the majority of these cumulative expense savings.

(c) NYSE's share of trading volume of NYSE-listed securities is 76.9%, 74.4% and 74.0% in 2005, 2006 and 2007, respectively.

(2) Net revenues equals total revenues less Section 31 fees.

(3) EBITDA equals operating income plus depreciation and amortization.

The NYSE's revised normalized projections differ from the projections that it had provided in April 2005 (which projections are set forth in the joint proxy statement/prospectus dated November 3, 2005) for several reasons, including the fact that the NYSE has additional information that it did not previously possess when it provided the previous projections (including relating to events, developments and changes of circumstances since April 2005), the NYSE reflected the updated accounting treatment of certain items, and the NYSE normalized figures to remove the effects of certain one-time items that are unlikely to occur in future periods. Set forth below are tables reconciling the differences between the NYSE's revised normalized projections to those that it had previously provided.

Reconciliation of Projected NYSE Net Revenues

	Year Ended December 31,		
	2005	2006	2007
April 2005 Projected Figure	$1,062.1	$1,134.5	$1,167.8
Accounting adjustments (1)	$ 11.3	$ 15.9	$ 17.0
April 2005 Projected Figure (as adjusted by accounting adjustments)	$1,073.4	$1,150.4	$1,184.8
Adjustments for revised assumptions (2)	$ 23.5	$ (32.7)	$ (39.0)
Normalizing adjustments (3)	$ (33.7)	$ (9.6)	$ —
Updated Projected Figure	$1,063.2	$1,108.1	$1,145.8

(1) Accounting adjustments reflect the financial restatements to correct the revenue recognition for original listing fees, accounting for the cost of software developed for internal use, and accounting for leases. See "Note 3—Restatement of Financial Statements" in the notes to the NYSE's consolidated financial statements set forth in the joint proxy statement/prospectus dated November 3, 2005.

(2) Principal revised assumptions include:

(a) NYSE's share of trading volume of NYSE-listed securities of 76.9%, 74.4% and 74.0% in 2005, 2006 and 2007, respectively, as opposed to the previously projected share of 80.0%, 76.9% and 75.0% in 2005, 2006 and 2007, respectively.

(b) New transaction pricing would not take effect until 2007 (instead of 2006) and the net effective rate would not be as high as previously projected.

(c) Market data revenue is lower than previously projected due to a reduced market share of trades and a smaller Tape A pool.

(d) The projected rate of return on cash balances of 2.8%, 4.25% and 5.0%, in 2005, 2006, and 2007, respectively, versus a previously projected 2.4% in these years.

(e) Regulatory revenues increase with higher estimated Gross Focus revenues, representing growth in the underlying businesses of member firms.

(f) Trading license revenue is expected to more accurately represent current lease prices.

(3) Normalizing adjustments were made to remove revenues from fines received above normalized levels, insurance reimbursement, recoveries and one-time gains expected to be received in 2005 and not in subsequent years, and to remove insurance reimbursements expected to be received in 2006 and not in subsequent years. To determine projected actual net revenues (as opposed to projected normalized net revenues), normalizing adjustment amount should be added to projected normalized net revenue.

Reconciliation of Projected NYSE EBITDA

	Year Ended December 31,		
	2005	2006	2007
April 2005 Projected Figure	$107.0	$267.0	$341.3
Accounting adjustments (1)	$ 42.2	$ 46.8	$ 48.7
April 2005 Projected Figure (as adjusted by accounting adjustments)	$149.2	$313.8	$390.0
Adjustments for revised assumptions (2)	$ 15.7	$ (43.3)	$ (54.9)
Normalizing adjustments (3)	$ (13.2)	$ (9.6)	$ —
Updated Projected Figure	$151.7	$260.9	$335.1

(1) Accounting adjustments reflect the financial restatements to correct the revenue recognition for original listing fees, accounting for the cost of software developed for internal use, and accounting for leases. See "Note 3—Restatement of

Financial Statements" in the notes to the NYSE's consolidated financial statements set forth in the joint proxy statement/prospectus dated November 3, 2005.

(2) Principal revised assumptions include:

(a) NYSE's share of trading volume of NYSE-listed securities of 76.9%, 74.4% and 74.0% in 2005, 2006 and 2007, respectively, as opposed to the previously projected share of 80.0%, 76.9% and 75.0% in 2005, 2006 and 2007, respectively.

(b) New transaction pricing would not take effect until 2007 (instead of 2006) and the net effective rate would not be as high as previously projected.

(c) Market data revenue is lower than previously projected due to a reduced market share of trades and a smaller Tape A pool.

(d) Regulatory revenues increase with higher estimated Gross Focus revenues, representing growth in the underlying businesses of member firms.

(e) Trading license revenue is expected to more accurately represent current lease prices.

(f) Greater than expected savings at SIAC are offset by continued investment in Regulatory headcount and systems.

(3) Normalizing adjustments were made to 2005 figures to (i) remove revenues from fines received above normalized levels, insurance reimbursement, recoveries and one-time gains expected to be received in 2005 and not in subsequent years and (ii) add back amounts due to severance expenses, legal expenses, merger-related expenses and excise tax accruals expected to be incurred in 2005 and not in subsequent years. Normalizing adjustments were made to 2006 figures to remove insurance reimbursements expected to be received in 2006 and not in subsequent years.

Reconciliation of Projected NYSE Net Income

	Year Ended December 31,		
	2005	2006	2007
April 2005 Projected Figure	$40.2	$143.5	$195.3
Accounting adjustments (1)	$10.2	$ 16.0	$ 17.1
April 2005 Projected Figure (as adjusted by accounting adjustments)	$50.4	$159.5	$212.4
Adjustments for revised assumptions (2)	$10.0	$ (24.4)	$ (28.0)
Normalizing adjustments (3)	$ (7.8)	$ (5.7)	$ —
Updated Projected Figure	$52.6	$129.4	$184.4

(1) Accounting adjustments reflect the financial restatements to correct the revenue recognition for original listing fees, accounting for the cost of software developed for internal use, and accounting for leases. See "Note 3—Restatement of Financial Statements" in the notes to the NYSE's consolidated financial statements set forth in the joint proxy statement/prospectus dated November 3, 2005.

(2) Principal revised assumptions include:

(a) NYSE's share of trading volume of NYSE-listed securities of 76.9%, 74.4% and 74.0% in 2005, 2006 and 2007, respectively, as opposed to the previously projected share of 80.0%, 76.9% and 75.0% in 2005, 2006 and 2007, respectively.

(b) New transaction pricing would not take effect until 2007 (instead of 2006) and the net effective rate would not be as high as previously projected.

(c) Market data revenue is lower than previously projected due to a reduced market share of trades and a smaller Tape A pool.

(d) The projected rate of return on cash balances of 2.8%, 4.25% and 5.0%, in 2005, 2006, and 2007, respectively, versus a previously projected 2.4% in all years.

(e) Regulatory revenues increase with higher estimated Gross Focus revenues, representing growth in the underlying businesses of member firms.

(f) Trading license revenue is expected to more accurately represent current lease prices

(g) Greater than expected savings at SIAC are offset by continued investment in Regulatory headcount and systems.

(h) The effective tax rate of 39% and 40.0% in 2006 and 2007, respectively (as opposed to the effective tax rate of 35% in 2006 and 2007 that was previously assumed).

(3) Normalizing adjustments were made to 2005 figures to (i) remove revenues from fines received above normalized levels, insurance reimbursement, recoveries and one-time gains expected to be received in 2005 and not in subsequent years and (ii) add back amounts due to severance expenses, legal expenses, merger-related expenses and excise tax accruals expected to be incurred in 2005 and not in subsequent years. Normalizing adjustments were made to 2006 figures to remove insurance reimbursements expected to be received in 2006 and not in subsequent years.

Archipelago management prepared and delivered to Citigroup the following projections of Archipelago's net revenues, EBITDA, pre-tax income and net income for the fiscal years of 2005, 2006 and 2007:

Archipelago Normalized Projections (1)
($ in millions)

	Year Ended December 31,		
	2005	2006	2007
Net revenues (2)	$331.8	$412.3	$516.7
EBITDA (3)	$ 91.0	$135.6	$185.0
Pre-tax income	$ 71.5	$105.7	$151.0
Net income	$ 42.9	$ 62.3	$ 89.2

(1) Figures have been normalized to remove certain items that Archipelago expects will not be recurring, and therefore figures are not presented in accordance with U.S. generally accepted accounting principles. For a description of the normalizing adjustments and a reconciliation of these normalized projected figures to the non-normalized projected figures that Archipelago previously presented in April 2005, see below under "Reconciliation of Archipelago Net Revenues," "Reconciliation of Archipelago EBITDA" and "Reconciliation of Archipelago Net Income." Projected normalized figures assume the following:

(a) Archipelago acquired PCX Holdings as of September 26, 2005, not June 30, 2005 as previously projected, and divests Wave Securities prior to 2006.

(b) Archipelago's share of trading volume of: (i) NYSE-listed securities of 3.6%, 7.4% and 8.7% in 2005, 2006 and 2007, respectively, as opposed to the previously projected share of 4.2%, 7.1%, and 9.1% in 2005, 2006, and 2007, respectively; (ii) Nasdaq-listed securities of 23.2%, 27.1% and 31.0% in 2005, 2006 and 2007, respectively, as opposed to the previously projected share of 24.5%, 26.0%, and 27.5% in 2005, 2006, and 2007, respectively; and (iii) American Stock Exchange-listed securities of 29.5%, 32.5% and 36.0% in 2005, 2006 and 2007, respectively, as opposed to previous share of 27.5%, 30.5%, and 33.5% in 2005, 2006, and 2007, respectively.

(2) Net revenues equals total revenues less the cost of providing liquidity.

(3) EBITDA equals operating income plus depreciation and amortization.

Archipelago's revised normalized projections differ from the previous projections that it had provided in April 2005 (which projections are set forth in the joint proxy statement/prospectus dated November 3, 2005) for several reasons, including the fact that Archipelago has additional information that it did not previously possess when it provided the previous projections (including relating to events, developments and changes of circumstances since April 2005), Archipelago reflected the updated accounting treatment of certain items, and Archipelago normalized figures to remove the effects of certain one-time items that are unlikely to occur in future periods. Set forth below are tables reconciling the differences between Archipelago's revised normalized projections to those that it had previously provided.

Reconciliation of Projected Archipelago Net Revenues

	Year Ended December 31,		
	2005	2006	2007
April 2005 Projected Figure	$399.3	$492.0	$571.9
Accounting adjustments	$ —	$ —	$ —
April 2005 Projected Figure (as adjusted by accounting adjustments)	$399.3	$492.0	$571.9
Adjustments for revised assumptions (1)	$ (67.5)	$ (13.3)	$ 25.7
Normalizing adjustments (2)	$ —	$ (66.4)	$ (80.9)
Updated Projected Figure	$331.8	$412.3	$516.7

(1) Principal revised assumptions include:

(a) Archipelago's share of trading volume of: (i) NYSE-listed securities of 3.6%, 7.4% and 8.7% in 2005, 2006 and 2007, respectively, as opposed to the previously projected share of 4.2%, 7.1%, and 9.1% in 2005, 2006, and 2007, respectively; (ii) Nasdaq-listed securities of 23.2%, 27.1% and 31.0% in 2005, 2006 and 2007, respectively, as opposed to the previously projected share of 24.5%, 26.0%, and 27.5% in 2005, 2006, and 2007, respectively; and (iii) American Stock Exchange-listed securities of 29.5%, 32.5% and 36.0% in 2005, 2006 and 2007, respectively, as opposed to previous share of 27.5%, 30.5%, and 33.5% in 2005, 2006, and 2007, respectively.

(b) Assumptions were revised to reflect the acquisition of PCX Holdings as of September 26, 2005, not June 30, 2005 as previously projected.

(2) Normalizing adjustments were made to reflect the divestiture of Wave Securities prior to 2006.

Reconciliation of Projected Archipelago EBITDA

	Year Ended December 31,		
	2005	2006	2007
April 2005 Projected Figure	$107.4	$158.9	$213.8
Accounting adjustments	$ —	$ —	$ —
April 2005 Projected Figure (as adjusted by accounting adjustments)	$107.4	$158.9	$213.8
Adjustments for revised assumptions (1)	$ (16.4)	$ (7.1)	$ (5.1)
Normalizing adjustments (2)	$ —	$ (16.2)	$ (23.7)
Updated Projected Figure	$ 91.0	$135.6	$185.0

(1) Principal revised assumptions include:

(a) Archipelago's share of trading volume of: (i) NYSE-listed securities of 3.6%, 7.4% and 8.7% in 2005, 2006 and 2007, respectively, as opposed to the previously projected share of 4.2%, 7.1%, and 9.1% in 2005, 2006, and 2007, respectively; (ii) Nasdaq-listed securities of 23.2%, 27.1% and 31.0% in 2005, 2006 and 2007, respectively, as opposed to the previously projected share of 24.5%, 26.0%, and 27.5% in 2005, 2006, and 2007, respectively; and (iii) American Stock Exchange-listed securities of 29.5%, 32.5% and 36.0% in 2005, 2006 and 2007, respectively, as opposed to previous share of 27.5%, 30.5%, and 33.5% in 2005, 2006, and 2007, respectively.

(b) Assumptions were revised to reflect the acquisition of PCX Holdings as of September 26, 2005, not June 30, 2005 as previously projected.

(c) Increase in employee compensation and benefits due to increased staffing.

(2) Normalizing adjustments were made to reflect the divestiture of Wave Securities prior to 2006.

Reconciliation of Projected Archipelago Net Income

	Year Ended December 31,		
	2005	2006	2007
April 2005 Projected Figure	$48.9	$72.6	$104.3
Accounting adjustments (1)	$ —	$ (2.9)	$ (2.9)
April 2005 Projected Figure (as adjusted by accounting adjustments)	$48.9	$69.7	$101.4
Adjustments for revised assumptions (2)	$ (6.0)	$ 0.8	$ 0.6
Normalizing adjustments (3)	$ —	$ (8.2)	$ (12.8)
Updated Projected Figure	$42.9	$62.3	$ 89.2

(1) Accounting adjustments reflect the depreciation impact related to the write down of certain fixed assets of PCX Holdings.

(2) Principal revised assumptions include:

(a) Archipelago's share of trading volume of: (i) NYSE-listed securities of 3.6%, 7.4% and 8.7% in 2005, 2006 and 2007, respectively, as opposed to the previously projected share of 4.2%, 7.1%, and 9.1% in 2005, 2006, and 2007, respectively; (ii) Nasdaq-listed securities of 23.2%, 27.1% and 31.0% in 2005, 2006 and 2007, respectively, as opposed to the previously projected share of 24.5%, 26.0%, and 27.5% in 2005, 2006, and 2007, respectively; and (iii) American Stock Exchange-listed securities of 29.5%, 32.5% and 36.0% in 2005, 2006 and 2007, respectively, as opposed to previous share of 27.5%, 30.5%, and 33.5% in 2005, 2006, and 2007, respectively.

(b) Assumptions were revised to reflect the acquisition of PCX Holdings as of September 26, 2005, not June 30, 2005 as previously projected.

(c) Increase in employee compensation and benefits due to increased staffing.

(3) Normalizing adjustments were made to reflect the divestiture of Wave Securities prior to 2006.

NYSE and Archipelago management jointly prepared the following projections of the NYSE/Archipelago combined entity:

Combined Pro Forma Normalized Projections (1)
($ in millions)

	Year Ended December 31,	
	2006	2007
Net revenues (2)	$1,517.5	$1,651.7
EBITDA (3)	$ 428.0	$ 585.5
Pre-tax income	$ 327.4	$ 497.9
Net income	$ 192.4	$ 293.6

(1) Figures have been normalized to remove certain items that the NYSE and Archipelago expect will not be recurring, and therefore figures are not presented in accordance with U.S. generally accepted accounting principles. For a description of the normalizing adjustments and a reconciliation of these normalized projected figures to the non-normalized projected figures that the NYSE and Archipelago previously presented in April 2005, see below under "Reconciliation of Combined Pro Forma Net Revenues" and "Reconciliation of Combined Pro Forma Net Income." Projected normalized figures assume the following:

(a) The combined company experiences growth in (i) market volume of NYSE-listed securities of 10.0%, 17.5% and 17.5% in 2005, 2006 and 2007, respectively; (ii) market volume of Nasdaq-listed securities of 1.5%, 4.3% and 10.0% in 2005, 2006 and 2007, respectively; and (iii) market volume of American Stock Exchange-listed securities of -7.0%, -2.8% and 10.0% in 2005, 2006 and 2007, respectively. These forecasted growth rates are based on a combination of quantitative analysis of historical market volumes for the past 25 years and qualitative factors including: (i) the expectation that the market volume of NYSE-listed securities will experience additional growth in 2006 as a result of the anticipated increase in electronic trading for equities listed on the NYSE as evidenced by the

growth experienced in the European exchanges as well as U.S. futures and options exchanges as they transitioned to a more electronic trading environment; and (ii) the expectation that the market volume of American Stock Exchange-listed securities will experience attrition in 2005 and 2006 as a result of the anticipated slowdown of exchange traded funds (or "ETF") volumes and migration of certain ETFs currently listed on the American Stock Exchange to other exchanges, including the NYSE and Archipelago.

(b) The combined company's share of trading volume of: (i) NYSE-listed securities of 80.0% in each of 2006 and 2007; (ii) Nasdaq-listed securities of 27.1% and 31.0% in 2006 and 2007, respectively; and (iii) American Stock Exchange-listed securities of 32.5% and 36.0% in 2006 and 2007, respectively.

(c) Archipelago acquired PCX Holdings as of September 26, 2005, not June 30, 2005 as previously projected, and divests Wave Securities prior to 2006.

(d) In addition to the $100 million of cost savings generated in 2005 and 2006 based on 2005 budgets, the combined company is targeting an additional $100 million of cost savings in 2007.

(e) The combined company does not achieve any revenue synergies as a result of the mergers.

(f) A pro forma corporate tax rate of 39.5% and 40.0% in 2006 and 2007, respectively.

(g) The excess purchase price as a result of the mergers is treated as described in "Note 3—Purchase Price of Archipelago" and "Note 4—Pro Forma Adjustments" in the notes to unaudited pro forma condensed combined financial statements of NYSE Group, in each case as set forth in the joint proxy statement/prospectus dated November 3, 2005.

(2) Net revenues equals total revenues less Section 31 fees and less the cost of providing liquidity.

(3) EBITDA equals operating income plus depreciation and amortization.

The combined pro forma normalized projections differ from the previous combined pro forma projections (which projections are set forth in the joint proxy statement/prospectus dated November 3, 2005) for several reasons, including the fact that the NYSE and Archipelago has additional information that they did not previously possess when it provided the previous projections (including relating to events, developments and changes of circumstances since April 2005 when the previous projections were prepared), the NYSE and Archipelago reflected the updated accounting treatment of certain items, and the NYSE and Archipelago normalized figures to remove the effects of certain one-time items that are unlikely to occur in future periods. Set forth below are tables reconciling the differences between the combined pro forma normalized projections to those that it had previously provided.

Reconciliation of Projected Combined Pro Forma Net Revenues

	Year Ended December 31,	
	2006	**2007**
April 2005 Projected Figure	$1,548.3	$1,660.8
Accounting adjustments (1)	$ 15.9	$ 17.0
April 2005 Projected Figure (as adjusted by accounting adjustments)	$1,564.2	$1,677.8
Adjustments for revised assumptions (2)	$ (37.1)	$ (19.2)
Normalizing adjustments (3)	$ (9.6)	$ (6.9)
Updated Projected Figure	$1,517.5	$1,651.7

(1) Accounting adjustments reflect the financial restatements to correct the revenue recognition for original listing fees, accounting for the cost of software developed for internal use, and accounting for leases. See "Note 3—Restatement of Financial Statements" in the notes to the NYSE's consolidated financial statements set forth in the joint proxy statement/ prospectus dated November 3, 2005. Accounting adjustments also reflect that Wave Securities was excluded from the revised 2006 and 2007 financials.

(2) Principal revised assumptions include:

(a) The combined company experiences growth in (i) market volume of NYSE-listed securities of 10.0%, 17.5% and 17.5% in 2005, 2006 and 2007, respectively, as compared to 10.0%, 25.0% and 10.0% in 2005, 2006 and 2007 previously; (ii) market volume of Nasdaq-listed securities of 1.5%, 4.3% and 10.0% in 2005, 2006 and 2007, respectively, as compared to 10.0%, 10.0% and 10.0% in 2005, 2006 and 2007 previously; and (iii) market volume of American Stock Exchange-listed securities of -7.0%, -2.8% and 10.0% in 2005, 2006 and 2007, respectively, as compared to -7.8%, -20.0% and 5.0% in 2005, 2006 and 2007 previously.

(b) The combined company's share of trading volume of: (i) NYSE-listed securities is 80.0% in each of 2006 and 2007, consistent with the previous projections; (ii) Nasdaq-listed securities is 27.1% and 31.0% in 2006 and 2007, respectively, as compared to 26.0% and 27.5% in 2006 and 2007 previously; and (iii) American Stock Exchange-listed securities is 32.5% and 36.0% in 2006 and 2007, respectively, as compared to 30.5% and 33.5% previously.

(c) New transaction pricing for the execution of orders in NYSE-listed securities on the NYSE Market would not take effect until 2007 (instead of 2006) and the net effective rate would not be as high as previously projected.

(d) Market data revenue is lower than previously projected due to a reduced market share of trades and a smaller Tape A pool.

(e) The projected rate of return on cash balances of 2.8%, 4.25% and 5.0%, in 2005, 2006, and 2007, respectively, versus a previously projected 2.4% in all years.

(f) Regulatory revenues increase with higher estimated Gross Focus revenues, representing growth in the underlying businesses of member firms.

(g) Trading license revenue is expected to more accurately represent current lease prices.

(h) Assumptions were revised to reflect the acquisition of PCX Holdings as of September 26, 2005, not June 30, 2005 as previously projected.

(3) Normalizing adjustments were made to reflect the divestiture of Wave Securities prior to 2006, and removal of revenues from fines received above normalized levels, insurance reimbursement, recoveries and one-time gains expected to be received in 2005 and not in subsequent years, and removal of insurance reimbursements expected to be received in 2006 and not in subsequent years.

Reconciliation of Projected Combined Pro Forma Net Income

	Year Ended December 31,	
	2006	2007
April 2005 Projected Figure	$194.3	$302.0
Accounting adjustments (1)	$ 16.0	$ 17.1
April 2005 Projected Figure (as adjusted by accounting adjustments)	$210.3	$319.1
Adjustments for revised assumptions (2)	$ (9.3)	$ (19.4)
Normalizing adjustments (3)	$ (8.6)	$ (6.1)
Updated Projected Figure	$192.4	$293.6

(1) Accounting adjustments reflect the financial restatements to correct the revenue recognition for original listing fees, accounting for the cost of software developed for internal use, and accounting for leases. See "Note 3—Restatement of Financial Statements" in the notes to the NYSE's consolidated financial statements set forth in the joint proxy statement/prospectus dated November 3, 2005. Accounting adjustments also reflect that Wave Securities was excluded from the revised 2006 and 2007 financials.

(2) Principal revised assumptions include:

(a) The combined company experiences growth in (i) market volume of NYSE-listed securities of 10.0%, 17.5% and 17.5% in 2005, 2006 and 2007, respectively, as compared to 10.0%, 25.0% and 10.0% in 2005, 2006 and 2007 previously; (ii) market volume of Nasdaq-listed securities of 1.5%, 4.3% and 10.0% in 2005, 2006 and 2007, respectively, as compared to 10.0%, 10.0% and 10.0% in 2005, 2006 and 2007 previously; and (iii) market volume of American Stock Exchange-listed securities of -7.0%, -2.8% and 10.0% in 2005, 2006 and 2007, respectively, as compared to -7.8%, -20.0% and 10.0% in 2005, 2006 and 2007 previously.

(b) The combined company's share of trading volume of: (i) NYSE-listed securities of 80.0% in each of 2006 and 2007, consistent with the previous projections; (ii) Nasdaq-listed securities of 27.1% and 31.0% in 2006 and 2007, respectively, as compared to 26.0% and 27.5% in 2006 and 2007 previously; and (iii) American Stock Exchange-listed securities of 32.5% and 36.0% in 2006 and 2007, respectively, as compared to 30.5% and 33.5% previously.

(c) New transaction pricing for the execution of orders in NYSE-listed securities on NYSE Market would not take effect until 2007 (instead of 2006) and the net effective rate would not be as high as previously projected.

(d) Market data revenue is lower than previously projected due to a reduced market share of trades and a smaller Tape A pool.

(e) The combined company's interest income is reduced by $25.8 million and $30.5 million in 2006 and 2007, respectively, as compared to $8.0 million in 2006 and 2007 previously. This increased reduction in interest income is the result of (i) the projected rate of return on cash balances are 4.25% and 5.0%, in 2006, and 2007, respectively, versus a previously projected 2.4% in all years, and (ii) an increase in the permitted dividend to the NYSE members.

(f) Regulatory revenues increase with higher estimated Gross Focus revenues, representing growth in the underlying businesses of member firms.

(g) Trading license revenue is expected to more accurately represent current lease prices.

(h) Compensation expenses increase as a result of higher headcount than previously projected.

(i) Systems and related support expenses decline as a result of economies of scale realized by the combined company.

(j) Professional services expenses increase as a result of continued investment in the combined company's various products and services.

(k) Depreciation and amortization declines as a result of lower transaction-related amortization of $8.6 million in 2006 and 2007, respectively, as compared to $24 million in 2006 and 2007 previously (see "Note 3—Purchase Price of Archipelago" and "Note 4—Pro Forma Adjustments" in the notes to unaudited pro forma condensed combined financial statements of NYSE Group set forth in the joint proxy statement/prospectus dated November 3, 2005).

(l) A pro forma corporate tax rate of 39.5% and 40.0% in 2006 and 2007, respectively, as compared to 41.5% in 2006 and 2007 previously.

(m) Assumptions were revised to reflect the acquisition of PCX Holdings as of September 26, 2005, not June 30, 2005 as previously projected.

(3) Normalizing adjustments were made to reflect the divestiture of Wave Securities prior to 2006 and to (i) remove revenues from fines received above normalized levels, insurance reimbursement, recoveries and one-time gains expected to be received in 2005 and not in subsequent years and (ii) add back amounts due to severance expenses, legal expenses, merger-related expenses and excise tax accruals expected to be incurred in 2005 and not in subsequent years. Normalizing adjustments were made to 2006 figures to remove insurance reimbursements expected to be received in 2006 and not in subsequent years.

See cautionary statements regarding forward-looking information under "Forward-Looking Statements."

While these projections were prepared in good faith by NYSE management and Archipelago management, no assurance can be made regarding future events. The estimates and assumptions underlying the projections involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and are inherently subject to significant business, economic, competitive and regulatory uncertainties, all of which are difficult to predict and many of which are beyond the control of the NYSE, Archipelago and will be beyond the control of NYSE Group. Accordingly, there can be no assurance that the projected results would be realized or that actual results would not differ materially from those presented in the financial data. Such projections cannot, therefore, be considered a reliable predictor of future operating results, and this information should not be relied on as such. The information in this section was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial data, published guidelines of the SEC regarding forward-looking statements, or U.S.

generally accepted accounting principles. In the view of NYSE management and Archipelago management, the information was prepared on a reasonable basis. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this document are cautioned not to place undue reliance on this information.

The prospective financial data included in this document has been prepared by, and is the responsibility of, NYSE management and Archipelago management, as applicable. Neither PricewaterhouseCoopers LLP nor Ernst & Young LLP has examined or compiled the accompanying prospective financial data and, accordingly, neither PricewaterhouseCoopers nor Ernst & Young expresses an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers reports and the Ernst & Young reports included in this document relate to NYSE's historical financial data and Archipelago's historical financial data, respectively. They do not extend to the prospective financial data and should not be read to do so.

Neither the NYSE, Archipelago nor NYSE Group intends to update or otherwise revise the prospective financial data to reflect circumstances existing since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error. Furthermore, neither the NYSE, Archipelago nor NYSE Group intends to update or revise the prospective financial data to reflect changes in general economic or industry conditions.

These projections are not included in this document in order to induce any member or stockholder to vote in favor of the approval and adoption of the merger agreement or to acquire securities of NYSE Group.

CORRECTIONS TO JOINT PROXY STATEMENT/PROSPECTUS

Due to a printing error, page A-77 of the joint proxy statement/prospectus dated November 3, 2005 should be replaced with page A-77 that is included as Annex C to this supplement. In addition, on pages 128-132 of the joint proxy statement/prospectus, references to "the average of the closing prices of a share of Archipelago common stock during the 10 consecutive trading days ending the day immediately prior to the date of this document" or "the average of the closing prices of a share of Archipelago common stock during the 10 consecutive trading days ending the day immediately prior to the completion of the merger" shall be replaced with "the volume weighted average price of a share of Archipelago common stock during the 10 consecutive trading days ending the day immediately prior to the completion of the merger, in each case, as set forth under the merger agreement."

ANNEX A

Terms of Settlement Agreement

The parties, by their duly authorized attorneys, hereby agree that this case shall be settled on the following grounds:

1. The New York Stock Exchange (the "NYSE") shall select by the close of business on November 16, 2005, an independent financial expert (the "Independent Financial Expert"), subject to the consent of class plaintiffs' counsel, which consent shall not be unreasonably withheld or delayed.

2. The Independent Financial Expert shall render to the Court an opinion on the fairness, from a financial point of view, to the members of the NYSE of the transaction based on the terms submitted to the members for a vote (the "Transaction"), which opinion shall have attached a summary of the analytical work forming the basis of the opinion. Such opinion and summary shall be promptly delivered to the Court and sent via overnight mail to the members of the NYSE (and posted on the NYSE's website) no later than five business days prior to a vote of the NYSE members on the Transaction. The mailing to the members of the NYSE shall also include a proxy card (with instructions regarding the voting and revoking of any such proxies). The Independent Financial Expert shall be requested to file the report by November 23, 2005.

3. Defendants will not dispute plaintiffs' claims that the prosecution of this action contributed to the improvements to the terms of the Transaction from the perspective of the NYSE members since April 20, 2005.

4. The parties agree that the Board of Directors of the NYSE and its management, bankers and advisors, the Board of Directors of Archipelago and its management, bankers and advisors, and the plaintiffs and their advisors acted in good faith, diligently and honorably in all respects. Subject to the terms of this settlement agreement, the parties agree that the Transaction should proceed to a vote without any interference or delay.

5. Plaintiffs, on their own behalf, and on behalf of the plaintiff class, agree to file a dismissal, with prejudice, of this action, and to release any and all claims of whatever nature, whether matured or unmatured, known or unknown, direct or derivative, against any person or entity, including the parties, Archipelago and their respective directors, employees, advisors, bankers and attorneys, relating directly or indirectly to the Transaction, whether in law or equity, including, without limitation:

   (i) Any and all claims that have been or could have been asserted in the complaint in this action.

   (ii) Any and all claims of improper, inadequate, or misleading disclosure arising under federal or state law.

   (iii) Any and all claims relating to any ESOP or other employee plan.

   (iv) Any and all claims challenging or complaining of the fairness of the Transaction, the consideration offered thereby, the Transaction itself, or the process resulting in the Transaction.

   Defendants and Archipelago will release Plaintiffs to the same extent.

6. The parties agree that there shall be no further disparagement of each other or the Transaction.

7. The Court shall have continuing exclusive jurisdiction of all matters pertaining to this lawsuit and settlement, including any additional procedural steps necessary to accomplish this agreement. Upon presentation by the parties of such additional papers necessary to the consummation of this settlement, including setting forth any additional necessary terms and provisions for any requisite notice and hearing, the Court shall schedule a Notice and Fairness Hearing to take place on or before December 5, 2005, and take such other steps as necessary to effect a final and binding class action judgment incorporating the terms hereof, including the award of reasonable attorneys' fees and expenses as agreed to by the parties. This settlement shall be binding on the parties, including class members.

[THIS PAGE INTENTIONALLY LEFT BLANK]

ANNEX B

The New York Stock Exchange, Inc.

FAIRNESS OPINION AND SUMMARY OF SUPPORTING ANALYSES

November 23, 2005

citigroup
corporate and
investment banking

FAIRNESS OPINION

[CITIGROUP GLOBAL MARKETS INC. LETTERHEAD]

November 23, 2005

BY HAND

The Honorable Charles E. Ramos
Supreme Court of the State of New York
County of New York
60 Centre Street
Room 691
New York, New York 10007

Re: In Re New York Stock Exchange / Archipelago Merger Litigation, Index No. 601646/05 (Ramos, J.)

Dear Justice Ramos:

The New York Stock Exchange, Inc., a New York Type A not-for-profit corporation ("NYSE"), has requested that we render to the Supreme Court of the State of New York, County of New York (the "Court") our opinion as to the fairness, from a financial point of view, to the holders of NYSE membership interests, of the Transactions (as defined below), based upon the financial terms of the Merger Agreement (as defined below) submitted to the NYSE members for a vote, which Transactions are to be effected pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of April 20, 2005 (as amended and restated as of July 20, 2005, and further amended by Amendment No. 1 thereto, dated as of October 20, 2005, and Amendment No. 2 thereto, dated as of November 2, 2005, the "Merger Agreement"), by and among NYSE, Archipelago Holdings, Inc., a Delaware corporation ("Archipelago"), NYSE Group, Inc., a newly-formed Delaware corporation ("NYSE Group"), NYSE Merger Sub LLC, a New York limited liability company ("NYSE Merger Sub LLC"), NYSE Merger Corporation Sub, Inc., a Delaware corporation ("NYSE Merger Corporation Sub"), and Archipelago Merger Sub, Inc., a Delaware corporation ("Archipelago Merger Sub").

As more fully described in the Merger Agreement, (i) NYSE will merge (the "NYSE Corporation Merger") with and into NYSE Merger Corporation Sub, a newly-formed, wholly-owned subsidiary of NYSE; (ii) NYSE Merger Corporation Sub will merge (the "NYSE LLC Merger" and, together with the NYSE Corporation Merger, the "NYSE Mergers") with and into NYSE Merger Sub LLC, a newly-formed, wholly-owned subsidiary of NYSE Group; and (iii) Archipelago will merge (the "Archipelago Merger" and, collectively with the NYSE Mergers, the "Transactions") with and into Archipelago Merger Sub, a newly-formed, wholly-owned subsidiary of NYSE Group. Pursuant to the Merger Agreement, (i) in the NYSE Corporation Merger, each regular membership interest of NYSE (each, an "NYSE Membership Interest" and, collectively, the "NYSE Membership Interests") will be converted into the right to receive a number of fully paid and nonassessable shares of common stock, par value $0.01 per share, of NYSE Merger Corporation Sub equal to the NYSE Exchange Ratio (as defined in the Merger Agreement) and one share of mandatorily redeemable preferred stock, par value $0.01 per share, of NYSE Merger Corporation Sub, which share shall be redeemed shortly after the effective time of the NYSE Corporation Merger for an amount of cash equal to $300,000 (the "Standard Election"); (ii) in the NYSE LLC Merger, each outstanding share of NYSE Merger Corporation Sub, including those issued in the NYSE Corporation Merger, will be converted into the right to receive one fully paid and nonassessable share of common stock, par value $0.01 per share, of NYSE Group (each, an "NYSE Group Share" and, collectively, the "NYSE Group Shares"); and (iii) in the Archipelago Merger each share of common stock, par value $0.01 per share, of Archipelago (each, an "Archipelago Share" and, collectively, the "Archipelago Shares") issued and outstanding immediately prior to the Archipelago Merger (other than any Archipelago Shares owned by Archipelago or NYSE and in each case not held on behalf of third parties) will be converted into the right to receive one fully paid and nonassessable NYSE Group Share. Pursuant to the Merger Agreement, in lieu of the Standard Election, each holder of a NYSE Membership Interest may elect to receive as consideration in the NYSE Corporation Merger either the Cash Election or the Stock Election (each as defined in the Merger Agreement) (such consideration to be received by the NYSE members in the NYSE Mergers, the "NYSE

Consideration"), in each case subject to certain election procedures and adjustments with respect to the final allocation of NYSE Consideration between cash and NYSE Group Shares to be received by the holder of each such membership interest based on the results of such elections, which election procedures and adjustments provide that the aggregate amount of cash and NYSE Group Shares to be received by the NYSE members will equal the number of NYSE Membership Interests multiplied by the Standard Election, and as to such election matters, we are expressing no opinion. For purposes of our opinion, we have been advised by NYSE to assume that the NYSE Exchange Ratio is 80,177 shares.

In arriving at our opinion, we reviewed the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of NYSE and certain senior officers, directors and other representatives and advisors of Archipelago concerning the businesses, operations and prospects of NYSE and Archipelago. In addition, we met with William Higgins and representatives of Grant & Eisenhofer, lead plaintiff and counsel to plaintiffs, respectively, in the class action lawsuit pending before the Court related to the proposed Transactions (the "Class Action Suit"). We examined certain publicly available business and financial information relating to NYSE and Archipelago as well as certain financial forecasts and other information and data relating to NYSE and Archipelago, including the information set forth in the November 23, 2005 draft Supplement to be dated as of that date to their proxy statement/prospectus dated November 3, 2005, which were provided to or otherwise reviewed by or discussed with us by the respective management of each of NYSE and Archipelago, including information relating to the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by the management of each of NYSE and Archipelago to result from the Transactions. In addition, we have assumed with NYSE's consent, that there are no material undisclosed liabilities of NYSE and Archipelago for which adequate reserves or other provisions have not been made. We reviewed the financial terms of the Transactions as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of Archipelago Shares and NYSE Membership Interests; the historical and projected earnings and other operating data of each of NYSE and Archipelago; and the capitalization and financial condition of each of NYSE and Archipelago. We considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Transactions and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of NYSE and Archipelago. We also evaluated certain potential pro forma financial effects of the Transactions on NYSE. In connection with our analysis, we reviewed certain analysis and related deposition testimony of Robert Schweihs of Willamette Group, financial advisors to the plaintiffs in the Class Action Suit. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

In rendering our opinion, we have assumed and relied, without assuming any responsibility for independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the management of each of NYSE and Archipelago that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to financial forecasts and other information and data relating to NYSE and Archipelago provided to or otherwise reviewed by or discussed with us, we have been advised by the respective management of each of NYSE and Archipelago that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of each of NYSE and Archipelago as to the future financial performance of NYSE and Archipelago, the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated to result from the Transactions and the other matters covered thereby, and have assumed, with NYSE's consent, that the financial results (including the potential strategic implications and operational benefits anticipated to result from the Transactions) reflected in such forecasts and other information and data will be realized in the amounts and at the times projected. We have assumed, with NYSE's consent, that

the Transactions will be consummated in accordance with their terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transactions, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on NYSE, Archipelago or the contemplated benefits of the Transactions. We also have assumed, with NYSE's consent, that the Transactions will be treated as tax-free reorganizations for federal income tax purposes. We have taken into consideration the liquidity of the NYSE Membership Interests; NYSE's statement contained in the proxy statement/prospectus, dated November 3, 2005, that the NYSE Group board of directors intends, as market conditions permit, to provide former NYSE members with opportunities, from time to time, to sell their NYSE Group Shares pursuant to a registered secondary offering and to remove the transfer restrictions on the shares sold; transfer restrictions imposed or proposed to be imposed on other exchange demutualization transactions; and other factors relevant to our liquidity analysis. We are not expressing any opinion as to what the value of the NYSE Group Shares actually will be when issued pursuant to the Transactions or the price at which the NYSE Group Shares will trade at any time. In addition, we are not expressing any opinion as to the price at which Archipelago Shares may trade between the date of this opinion and the consummation of the Transactions, including any impact our opinion may have on the price at which Archipelago Shares may trade. We have not assumed any responsibility for independent verification regarding the solvency or surplus of either of NYSE or Archipelago. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of NYSE or Archipelago nor have we made any physical inspection of the properties or assets of NYSE or Archipelago. We were not requested to, and we did not, participate in the negotiation or structuring of the Transactions, and we were not authorized to, and did not, solicit third parties regarding alternatives to the Transactions. We express no view as to, and our opinion does not address, the relative merits of the Transactions as compared to any alternative business strategies that might exist for NYSE or the effect of any other transaction in which NYSE might engage, including any other terms upon which the parties to the Merger Agreement might have agreed to structure the Transactions. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof. We do not express any opinion as to the effect on NYSE members of the issuance of additional NYSE Membership Interests after the date of this opinion.

We will receive a fee of $3.5 million for our services in connection with the delivery of this opinion. We have confirmed with each of the members of our team on this engagement (the "Citigroup/NYSE Team") that he or she does not have a personal relationship with John A. Thain, Chief Executive Officer of NYSE, Henry M. Paulson Jr., Chief Executive Officer of Goldman Sachs Group, Inc. ("Goldman Sachs"), Duncan L. Niederauer, Managing Director of Goldman Sachs, Peter S. Kraus, Managing Director of Goldman Sachs, and David Schwimmer, Vice President of Goldman Sachs. We have also confirmed with each member of the Citigroup/ NYSE Team that his or her spouse is not, and has never been, employed by NYSE, Archipelago or Goldman Sachs. In connection with our engagement, we informed NYSE of our decision to vote our NYSE Membership Interests in proportion to the votes cast by other members of NYSE for and against the Transactions. We bring to your attention the following relationships:

> Representatives of Citigroup Global Markets Inc. ("Citigroup") have recently discussed providing financial advisory and capital markets services to NYSE with senior NYSE management and expect to do so in the future. Prior to announcement of the Transactions, representatives of Citigroup had suggested that NYSE consider a similar transaction, and Citigroup's related analysis was provided to the board of directors of NYSE. While Citigroup and its affiliates have no current financial advisory or financing engagements for NYSE other than in respect of this opinion, Citigroup maintains relationships with NYSE and its management. In addition, shares of Citigroup Inc., the parent company of Citigroup, are listed on the New York Stock Exchange and, accordingly, Citigroup Inc. pays listing fees to NYSE. Citigroup is a NYSE member firm and, accordingly, is subject to NYSE regulatory

oversight and beneficially owns approximately 19 seats on the New York Stock Exchange and leases approximately an additional 5 seats. In addition, upon consummation of the transactions contemplated by the Transaction Agreement, dated as of June 23, 2005, by and between Citigroup Inc. and Legg Mason, Inc., Citigroup and its affiliates will own an additional 4 seats. Certain of Citigroup's employees may also own NYSE Membership Interests. In addition, certain current and former officers of Citigroup and its affiliates have in the past served on the NYSE board of directors and certain employees of Citigroup and its affiliates serve on various NYSE committees.

Citigroup and its affiliates are collectively a leading trader of NYSE stocks and maintain a trading operation on the NYSE floor.

John Reed, Citigroup Inc.'s former Chairman and Co-Chief Executive Officer, is a former Chairman of NYSE. In addition, Richard Ketchum, former General Counsel of Citigroup, is the Chief Regulatory Officer of NYSE.

Citigroup and its affiliates routinely provide capital markets and bank lending services to, and conduct securities trading with, Goldman Sachs and receive fees in connection therewith. For example, Citigroup was a co-manager of Goldman Sachs' 1999 initial public offering and has acted as a co-manager on subsequent equity offerings by Goldman Sachs.

Citigroup and its affiliates routinely provide capital markets and bank lending services to, and conduct securities trading with, Lazard Fréres & Co. LLC ("Lazard") and receive fees in connection therewith. For example, Citigroup was a co-lead manager of Lazard's 2005 initial public offering and was a book runner for a 2005 debt offering by Lazard. In addition, Gary Shedlin, a Managing Director of Citigroup and a member of the Citigroup/NYSE Team, is a former partner of Lazard.

Citigroup and its affiliates have provided financial advisory services to, and conduct securities trading through the trading systems of, Archipelago and its affiliates, including Pacific Exchange, Inc. (the "Pacific Exchange"), and receive fees in connection therewith, including advising the Pacific Exchange in its sale to Archipelago. In addition, Citigroup is a member firm of the Pacific Exchange and, accordingly, is subject to Pacific Exchange regulatory oversight. Certain current and former employees of Citigroup and its affiliates have in the past served and are currently serving on the Pacific Exchange board of directors.

Robert Rubin, Chairman of Citigroup Inc.'s Executive Committee and Member of the Office of Chairman, is a former Co-Senior Partner and Co-Chairman of Goldman Sachs. Mr. Rubin was not a member of the Citigroup/NYSE Team.

Robert Greenhill, Chairman and Chief Executive of Greenhill & Co., LLC ("Greenhill & Co."), is a former Chairman and Chief Executive Officer to a predecessor of Citigroup. In addition, Citigroup and its affiliates may maintain relationships with Mr. Greenhill and companies in which he may have an investment.

In the ordinary course of its business, Citigroup and its affiliates may actively trade shares and other securities of Archipelago, Goldman Sachs, Lazard and Greenhill & Co. for its own account or for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citigroup and its affiliates may maintain relationships with Archipelago, Goldman Sachs, Lazard, Greenhill & Co. and their respective affiliates and companies in which they may have an investment.

Accompanying this opinion is a summary of the analytical work we performed. The opinion expressed herein and the accompanying summary are provided solely for the use of the Court. NYSE will not, and will not permit any third party within its control to, use this opinion or the accompanying summary for any other purpose or disclose or otherwise refer to this opinion or the accompanying summary, or to Citigroup, in any manner without our prior written consent; provided that (x) NYSE may disclose or refer to this opinion and the accompanying summary as required by law or regulation or in connection with any proceeding arising out of or related to the Transactions following prior consultation with Citigroup to the extent practicable and (y) NYSE or Archipelago may include the full text of this opinion and the accompanying summary in a current report, proxy statement or supplement or other filing filed under the Securities Exchange of 1934, as amended, a registration statement, prospectus or prospectus supplement or other filing filed under the Securities Act of 1933, as amended, or any mailing to the members of NYSE or the stockholders of Archipelago, or on NYSE's website or Archipelago's website, in each case, in connection with the Transactions; provided, further, that any accompanying text prepared by NYSE or Archipelago must be previously approved by Citigroup, and such approval will not be unreasonably withheld or delayed. Our opinion is not intended to be and does not constitute a recommendation to any member of NYSE as to how such member should vote or act on any matters relating to the proposed Transactions, including whether any member should elect to receive the Standard Election, Cash Election or Stock Election.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Transactions, based upon the financial terms of the Merger Agreement submitted to the NYSE members for a vote, are fair, from a financial point of view, to the holders of NYSE Membership Interests.

Very truly yours,

/s/ Citigroup Global Markets

CITIGROUP GLOBAL MARKETS INC.

SUMMARY OF SUPPORTING ANALYSES

DISCLAIMER

Pursuant to the engagement letter between Citigroup Global Markets Inc. ("Citigroup") and The New York Stock Exchange, Inc. ("NYSE"), Citigroup rendered a written opinion to the Supreme Court of the State of New York, County of New York (the "Court"), to the effect that, as of the date of the opinion, based upon and subject to the considerations and limitations set forth in the opinion, Citigroup's work described in the analyses contained in the following pages and other factors it deemed relevant, the Transactions (as defined below), based upon the financial terms of the Merger Agreement (as defined below) submitted to the NYSE members for a vote, were fair, from a financial point of view, to the holders of NYSE membership interests. Pursuant to the terms and subject to the conditions set forth in the amended and restated merger agreement, as further amended (the "Merger Agreement"), NYSE and Archipelago Holdings, Inc. ("Archipelago") will be combined under a newly formed holding company, NYSE Group, Inc. ("NYSE Group"), through a series of three mergers (the "Transactions").

Citigroup's opinion will not reflect any developments that may occur or may have occurred after the date of its opinion and prior to completion of the Transactions, and Citigroup does not have any obligation to update, revise, or reaffirm its opinion.

The full text of Citigroup's opinion, which sets forth the assumptions made, general procedures followed, matters considered and limits on the review undertaken, is included with this summary of Citigroup's analyses. Citigroup's analyses set forth in the following pages are qualified in their entirety by reference to the full text of the opinion. **Members of NYSE are urged to read Citigroup's opinion carefully and in its entirety.**

Citigroup's opinion was limited solely to the fairness as of the date of the opinion, from a financial point of view, to the holders of NYSE membership interests, of the Transactions, based upon the financial terms of the Merger Agreement submitted to the NYSE members for a vote. Neither Citigroup's opinion nor its related analyses constitute a recommendation of the Transactions to the NYSE members. Citigroup makes no recommendation as to how any member should vote or act on any matters relating to the Transactions, including whether any member should elect to receive the standard election, cash election or stock election.

In arriving at its opinion, Citigroup reviewed the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of NYSE and certain senior officers, directors and other representatives and advisors of Archipelago concerning the businesses, operations and prospects of NYSE and Archipelago. In addition, Citigroup met with William Higgins and representatives of Grant & Eisenhofer, lead plaintiff and counsel to plaintiffs, respectively, in the class action lawsuit pending before the Court related to the proposed Transactions (the "Class Action Suit"). Citigroup examined certain publicly available business and financial information relating to NYSE and Archipelago as well as certain financial forecasts and other information and data relating to NYSE and Archipelago, including the information set forth in the November 23, 2005 draft supplement to be dated as of that date to their proxy statement/prospectus dated November 3, 2005, which were provided to or otherwise reviewed by or discussed with Citigroup by the respective management of each of NYSE and Archipelago, including information relating to the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by the management of each of NYSE and Archipelago to result from the Transactions. In addition, Citigroup assumed with NYSE's consent, that there are no material undisclosed liabilities of NYSE and Archipelago for which adequate reserves or other provisions have not been made. Citigroup reviewed the financial terms of the Transactions as set forth in the Merger Agreement in relation to, among other things:

- current and historical market prices and trading volumes of shares of Archipelago common stock and NYSE membership interests;
- the historical and projected earnings and other operating data of each of NYSE and Archipelago; and
- the capitalization and financial condition of each of NYSE and Archipelago.

Citigroup considered, to the extent publicly available, the financial terms of certain other transactions that Citigroup considered relevant in evaluating the Transactions and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Citigroup considered relevant in evaluating those of NYSE and Archipelago. Citigroup also evaluated certain potential pro forma financial effects of the Transactions on NYSE. In connection with its analysis, Citigroup reviewed certain analysis and related deposition testimony of Robert Schweihs of Willamette Group, financial advisors to the plaintiffs in the Class Action Suit. In addition to the foregoing, Citigroup conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citigroup deemed appropriate in arriving at its opinion.

DISCLAIMER (cont'd)

In rendering its opinion, Citigroup assumed and relied, without assuming any responsibility for independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and upon the assurances of the management of each of NYSE and Archipelago that they were not aware of any relevant information that was omitted or that remained undisclosed to Citigroup. With respect to financial forecasts and other information and data relating to NYSE and Archipelago provided to or otherwise reviewed by or discussed with it, Citigroup was advised by the respective management of each of NYSE and Archipelago that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of each of NYSE and Archipelago as to the future financial performance of NYSE and Archipelago, the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated to result from the Transactions and the other matters covered thereby, and assumed, with NYSE's consent, that the financial results (including the potential strategic implications and operational benefits anticipated to result from the Transactions) reflected in such forecasts and other information and data will be realized in the amounts and at the times projected. Citigroup also assumed, with NYSE's consent, that the Transactions will be consummated in accordance with their terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transactions, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on NYSE, Archipelago or the contemplated benefits of the Transactions. Citigroup also assumed, with NYSE's consent, that the Transactions will be treated as tax-free reorganizations for federal income tax purposes. Citigroup took into consideration the liquidity of the NYSE membership interests; NYSE's statement contained in the proxy statement/prospectus, dated November 3, 2005, that the NYSE Group board of directors intends, as market conditions permit, to provide former NYSE members with opportunities, from time to time, to sell their shares of NYSE Group common stock pursuant to a registered secondary offering and to remove the transfer restrictions on the shares sold; transfer restrictions imposed or to be imposed on other exchange demutualization transactions; and other factors relevant to Citigroup's liquidity analysis.

Citigroup did not express any opinion as to the election procedures, and the adjustments with respect to the final allocation of stock consideration and cash consideration to be received by the NYSE members as a result of those elections, provided for in the Merger Agreement, which election procedures and adjustments provide that the aggregate amount of cash and shares of NYSE Group common stock to be received by the members will equal the number of NYSE membership interests multiplied by the standard election amount. Citigroup also did not express any opinion as to what the value of the shares of NYSE Group common stock actually will be when issued pursuant to the Transactions or the price at which such shares will trade at any time. In addition, Citigroup did not express any opinion as to the price at which shares of Archipelago common stock may trade between the date of its opinion and the consummation of the Transactions, including any impact its opinion may have on the price at which the shares of Archipelago common stock may trade. Citigroup did not assume any responsibility for independent verification regarding the solvency or surplus of either of NYSE or Archipelago. Citigroup did not make and was not provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of NYSE or Archipelago, nor did Citigroup make any physical inspection of the properties or assets of NYSE or Archipelago. Citigroup was not requested to, and it did not, participate in the negotiation or structuring of the Transactions, and Citigroup was not authorized to, and did not, solicit third parties regarding alternatives to the Transactions.

Citigroup expressed no view as to, and its opinion did not address, the relative merits of the Transactions as compared to any alternative business strategies that might exist for NYSE or the effect of any other transaction in which NYSE might engage, including any other terms upon which the parties to the Merger Agreement might have agreed to structure the Transactions. Citigroup's opinion relates solely to the fairness, from a financial point of view, as of November 23, 2005, to the holders of NYSE membership interests, of the Transactions, based upon the financial terms of the Merger Agreement submitted to the NYSE members for a vote, and does not address any other matter. Citigroup's opinion was necessarily based upon information available to it, and financial, stock market and other conditions and circumstances existing, as of the date of its opinion. Citigroup did not express any opinion as to the effect on NYSE members of the issuance of additional NYSE membership interests after the date of its opinion.

Set forth in the following pages are the material financial analyses performed by Citigroup in connection with its opinion. The analyses include information presented in tabular format. In order to understand fully the financial analyses used by Citigroup, these tables must be read together with any accompanying text of each analysis. The tables alone do not constitute a complete description of the financial analyses. The quantitative information contained therein, to the extent it is based on market data, is, except as otherwise indicated, based on market data as it existed at or prior to November 23, 2005, and is not necessarily indicative of current or future market conditions.

The following pages contain the material financial analyses performed by Citigroup in rendering its opinion, but it does not purport to be a complete description of the analyses performed by Citigroup. The preparation of financial analyses and fairness opinions is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. Citigroup made no attempt to assign specific weights to particular analyses or factors considered, but rather made qualitative judgments as to the significance and relevance of all the analyses and factors considered and determined to give its fairness opinion as described above. Accordingly, Citigroup believes that its analyses must be considered as a whole, and that selecting portions of the analyses and of the factors considered by Citigroup, without considering all of the analyses and factors, could create a misleading or incomplete view of the processes underlying the analyses conducted by Citigroup and its opinion. With regard to the analyses of comparable companies and precedent transactions summarized in the following pages, Citigroup selected comparable public companies and precedent transactions on the basis of various factors, including size and similarity of the line of business of the relevant entities; however, no company utilized in these analyses is identical to NYSE or

DISCLAIMER (cont'd)

Archipelago and no precedent transaction is identical to the Transactions. As a result, these analyses are not purely mathematical, but also take into account differences in financial and operating characteristics of the subject companies and other factors that could affect the transactions or public trading value of the subject companies to which each of NYSE and Archipelago is being compared.

In its analyses, Citigroup made numerous assumptions with respect to NYSE, Archipelago, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of NYSE and Archipelago. Any estimates contained in Citigroup's analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by these analyses. Estimates of values of companies do not purport to be appraisals or to reflect necessarily the prices at which companies may actually be sold. Because these estimates are inherently subject to uncertainty, none of NYSE, Archipelago, Citigroup or any other person assumes responsibility if future results or actual values differ materially from the estimates.

Citigroup's analyses were prepared solely as part of Citigroup's analysis of the fairness, from a financial point of view, to the holders of NYSE membership interests, of the Transactions, based upon the financial terms of the Merger Agreement submitted to the NYSE members for a vote, and were provided solely for the information of the Court in that connection.

Citigroup is an internationally recognized investment banking firm engaged in, among other things, the valuation of businesses and their securities in connection with mergers and acquisitions, restructurings, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. NYSE selected Citigroup with the consent of the lead plaintiff in the Class Action Suit to render a fairness opinion in connection with the Transactions on the basis of Citigroup's international reputation and Citigroup's familiarity with NYSE and Archipelago.

Pursuant to its engagement letter with NYSE, NYSE agreed to pay Citigroup a fee of $3.5 million upon delivery of Citigroup's opinion. NYSE has also agreed to indemnify Citigroup against specific liabilities and expenses relating to or arising out of its engagement, including liabilities under the federal securities laws. Citigroup confirmed with each of the members of its team on the engagement to provide its opinion (the "Citigroup/NYSE Team") that he or she did not have a personal relationship with John A. Thain, Chief Executive Officer of NYSE, Henry M. Paulson Jr., Chief Executive Officer of Goldman Sachs Group, Inc. ("Goldman Sachs"), Duncan L. Niederauer, Managing Director of Goldman Sachs, Peter S. Kraus, Managing Director of Goldman Sachs, and David Schwimmer, Vice President of Goldman Sachs. Citigroup also confirmed with each member of the Citigroup/NYSE Team that his or her spouse was not, and had never been, employed by NYSE, Archipelago or Goldman Sachs. In connection with its engagement, Citigroup informed NYSE of its decision to vote its membership interests in proportion to the votes cast by other members of NYSE for and against the Transactions. The following relationships existed at the time Citigroup rendered its opinion and continue to exist:

> Representatives of Citigroup have recently discussed providing financial advisory and capital markets services to NYSE with senior NYSE management and expect to do so in the future. Prior to announcement of the Transactions, representatives of Citigroup had suggested that NYSE consider a similar transaction, and Citigroup's related analysis was provided to the board of directors of NYSE. While Citigroup and its affiliates have no current financial advisory or financing engagements for NYSE other than in respect of Citigroup's opinion related to the Transactions, Citigroup maintains relationships with NYSE and its management. In addition, shares of Citigroup Inc., the parent company of Citigroup, are listed on the New York Stock Exchange and, accordingly, Citigroup Inc. pays listing fees to NYSE. Citigroup is a NYSE member firm and, accordingly, is subject to NYSE regulatory oversight and beneficially owns approximately 19 seats on the New York Stock Exchange and leases approximately an additional 5 seats. In addition, upon consummation of the transactions contemplated by the Transaction Agreement, dated as of June 23, 2005, by and between Citigroup Inc. and Legg Mason, Inc., Citigroup and its affiliates will own an additional 4 seats. Certain of Citigroup's employees may also own NYSE membership interests. In addition, certain current and former officers of Citigroup and its affiliates have in the past served on the NYSE board of directors and certain employees of Citigroup and its affiliates serve on various NYSE committees.
>
> Citigroup and its affiliates are collectively a leading trader of NYSE stocks and maintain a trading operation on the NYSE floor.
>
> John Reed, Citigroup Inc.'s former Chairman and Co-Chief Executive Officer, is a former Chairman of NYSE. In addition, Richard Ketchum, former General Counsel of Citigroup, is the Chief Regulatory Officer of NYSE.

DISCLAIMER (cont'd)

Citigroup and its affiliates routinely provide capital markets and bank lending services to, and conduct securities trading with, Goldman Sachs and receive fees in connection therewith. For example, Citigroup was a co-manager of Goldman Sachs' 1999 initial public offering and has acted as a co-manager on subsequent equity offerings by Goldman Sachs.

Citigroup and its affiliates routinely provide capital markets and bank lending services to, and conduct securities trading with, Lazard Fréres & Co. LLC ("Lazard") and receive fees in connection therewith. For example, Citigroup was a co-lead manager of Lazard's 2005 initial public offering and was a book runner for a 2005 debt offering by Lazard. In addition, Gary Shedlin, a Managing Director of Citigroup and a member of the Citigroup/NYSE Team, is a former partner of Lazard.

Robert Rubin, Chairman of Citigroup Inc.'s Executive Committee and Member of the Office of Chairman, is a former Co-Senior Partner and Co-Chairman of Goldman Sachs. Mr. Rubin was not a member of the Citigroup/NYSE Team.

Robert Greenhill, Chairman and Chief Executive of Greenhill & Co., LLC ("Greenhill & Co."), is a former Chairman and Chief Executive Officer to a predecessor of Citigroup. In addition, Citigroup and its affiliates may maintain relationships with Mr. Greenhill and companies in which he may have an investment.

In the ordinary course of its business, Citigroup and its affiliates may actively trade shares and other securities of Archipelago, Goldman Sachs, Lazard and Greenhill & Co. for its own account or for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citigroup and its affiliates may maintain relationships with Archipelago, Goldman Sachs, Lazard, Greenhill & Co. and their respective affiliates and companies in which they may have an investment.

Unless otherwise noted, our analysis utilizes standalone and pro forma projections prepared by each of the managements of Archipelago and NYSE, respectively, dated November 23, 2005.

Table of Contents

1 TRANSACTION OVERVIEW

Transaction Overview

Transaction	NYSE and Archipelago have entered into a merger agreement providing for the combination of NYSE and Archipelago under a new holding company to be named NYSE Group, Inc. ("NYSE Group").
NYSE Consideration	NYSE members (together with NYSE employees) will receive 70% of the NYSE Group common shares on a diluted basis, plus $300,000 in cash per membership interest plus any excess cash of NYSE distributed in accordance with the formula set forth below. NYSE members will be entitled to receive standard consideration of $300,000 in cash and 80,177 shares of NYSE Group common shares in exchange for each NYSE membership. Instead of receiving such standard amount of consideration, NYSE members may make either a cash election to increase the cash portion (and decrease the stock portion) of their consideration, or a stock election to increase the stock portion (and decrease the cash portion) of their consideration. These elections, however, are subject to pro rata adjustment to ensure that the total amount of cash paid, and the total number of NYSE Group common shares issued, taken as a whole, are equal to the total amount of cash and number of shares that would have been paid and issued if all NYSE members received the standard mix of consideration.
Archipelago Consideration	Archipelago shareholders will be entitled to receive one share of NYSE Group common shares for each share of Archipelago common stock they currently hold. Holders of Archipelago stock options and restricted stock will receive an equivalent number of NYSE Group stock options and restricted stock. Archipelago stockholders, together with Archipelago employees, will receive 30% of the shares of NYSE Group common shares on a diluted basis, plus any excess cash distributed in accordance with the formula set forth below.

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Transaction Overview (cont'd)

Permitted Dividends	In addition to the $300,000 cash payable to NYSE members in the mergers for each NYSE membership, NYSE or Archipelago may distribute cash to its respective members/stockholders (as applicable) to the extent the net cash of either party exceeds certain thresholds, so that the relative net cash that NYSE and Archipelago contribute to NYSE Group in the mergers is in a 70% / 30% ratio. If a permitted dividend is paid, it will be paid either by NYSE to its members or by Archipelago to its stockholders, but not by both. It is currently anticipated that NYSE will make a cash distribution of approximately $80,000 to each NYSE member under this provision (aggregate of $109 million).
Trading Rights	All trading rights will be retained by NYSE Group, which will license them after closing.
Board Composition and Management	Following the merger, the NYSE Group board of directors will consist of 14 directors, 11 of whom will be directors of NYSE immediately prior to the merger and 3 of whom will be designated by Archipelago and agreed to by NYSE. John A. Thain, the current CEO of NYSE and a director of NYSE, will be the CEO, and the only member of senior management that will also serve as a director of NYSE Group. All other members of the NYSE Group board of directors will be independent directors. Gerald D. Putnam, current Chairman & CEO of Archipelago, will be one of two Presidents and Co-Chief Operating Officers, along with Catherine R. Kinney, of NYSE Group. Nelson Chai, the current CFO of Archipelago, will be the CFO of NYSE Group after the merger.
Certain Voting Commitments	Certain investment affiliates affiliated with General Atlantic, Goldman Sachs and Gerald Putnam have agreed to vote their Archipelago shares in favor of the merger. These entities beneficially own approximately 40% of the outstanding shares of Archipelago common stock.

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Transaction Overview (cont'd)

Regulatory Approvals and Conditions	The transaction is subject to the receipt of NYSE members' approval (two-thirds of vote cast and majority of all memberships) and Archipelago stockholders' approval (majority vote). The transaction is also subject to requisite governmental consents and approvals (including HSR, DOJ, and SEC).
Termination	NYSE and Archipelago may jointly agree to terminate the merger agreement at any time. Either NYSE or Archipelago may also terminate the merger agreement in various circumstances, including failure to receive the necessary member/shareholder approvals (as applicable), and upon the breach by the other party of certain obligations under the merger agreement. Either Archipelago or NYSE, prior to receipt of the required member/shareholder vote (as applicable), may change its recommendation in certain circumstances as a result of a third-party acquisition proposal. In such an event, either NYSE or Archipelago may become obligated to pay to the other up to $40 million in termination fees and expense reimbursement.
Lock-Up Provisions	Shares of NYSE Group issued to NYSE members in the merger will be subject to certain transfer restrictions. The lock-up period will begin on the date of completion of the merger and the restrictions on the shares subject to the lock-up will expire in equal installments on the first, second and third anniversaries of closing. Shares of NYSE Group issued to each of General Atlantic and Goldman Sachs will also be subject to this lock-up period and Gerald Putnam will be subject to a one-year lock-up. After the completion of the merger, the NYSE Group board of directors may, at its sole discretion, remove the transfer restrictions applicable to any number of shares of NYSE Group. If the NYSE Group board of directors exercises such discretion, the lock-up agreements will be released proportionately for all holders of NYSE Group shares (i.e., NYSE members, General Atlantic, Goldman Sachs and Gerald Putman). The proxy statement provides that the NYSE Group Board of Directors intends that, as market conditions permit, it will provide former NYSE members with opportunities, from time to time, to sell their shares of NYSE Group common stock pursuant to a registered secondary offering.

Summary of Transaction Amendments since 4/20/05

Changed Provisions	Date of Merger Agreement Amendment		
	7/20/05	10/20/05	11/2/05
Addition of cash / stock election	√		
Shortening of duration of transfer restrictions from 3-5 years to 1-3 years	√		
Elimination of General Atlantic's right to demand early removal of transfer restrictions	√		
Restructuring of mechanics of distribution of cash consideration through redemption of preferred stock for the benefit of certain NYSE members that are not U.S. persons		√	
Reduction of required net cash to be held by Archipelago and NYSE by 20%			√

2 ARCHIPELAGO

Current Equity Research Analyst Perspective on Archipelago

Analyst Recommendations


4/19/2005
Sell 11%
Buy 11%
Hold 78%
9 Analysts
11/21/2005
Sell 43%
Hold 57%
7 Analysts

Progression of IBES Estimates


$1.50
1.25
1.00
0.75
EPS
$1.40
$1.15
$0.89
01/01/05
04/18/05
08/03/05
11/18/05
2005 EPS
2006 EPS
2007 EPS

Selected Target Stock Prices


$60.00
40.00
20.00
0.00
Current Market Price = $60.00
$38.00
$22.00
$35.00
$22.00
$33.00
$20.00
$26.00
$15.50
Keefe, Bruyette & Woods
Lehman Brothers
Piper Jaffray
Sandler O'Neill
Rating
Hold
Hold
Sell
Sell
4/19/2005
11/21/2005

Variance of IBES Estimates


2006E
2007E
4/19/2005
11/21/2005
4/19/2005
11/21/2005
$1.31
$1.20
$1.07
$1.23
$1.15
$0.99
Not Projected
$1.45
$1.40
$1.35
Number of Analysts
9
7
0
2

Source: Bloomberg, Powerdata IDD and Wall Street research.
N.B. Market data and IBES estimates as of 11/21/2005.

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Archipelago Comparable Companies Overview

			Cash Equities Exchanges					Options Exchanges	Other Trading Companies			
		Archipelago	Australian Stock Exchange [1]	Toronto Stock Exchange	London Stock Exchange	Nasdaq [2]	NYSE	International Securities Exchange	Investment Technology Group	eSpeed	Knight Capital	LaBranche
Revenue Breakdown	Listing	0%	26%	30%	20%	25%	31%	--	--	--	--	--
	Cash Transactions	87	42	39	42	75 [3]	12	--	95%	68%	70%	86%
	Derivatives Transactions	--	16	6	3	--	--	70%	--	--	--	--
	Market Data	13	11	23	33	--	15	12	--	--	--	--
	Clearing, Settlement and Custody	--	--	--	--	--	--	--	--	--	--	12
	Regulatory	--	--	3	--	--	12	--	--	--	--	--
	Processing	--	--	--	--	--	16	--	--	--	--	--
	Other [4]	--	5	0	3	--	14	18	5	32	30	2
		100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
EBITDA Margin	LTM	27%	58%	61%	47%	25%	17%	46%	30%	27%	17%	16%
	2006E	33	62	57	49	35	24	59	41	NA	NM	37
CAGRs	Net Revenue:											
	2000-2004	54%	9%	8%	7%	(10%)	2% [5]	98%	2%	16%	(14%)	(2%)
	2004-2005E	0 [7]	8	6	10	50	(1)	16	16	(7)	(11)	(5)
	2005E-2007E	34 [7]	5	9	6	9	4	15	14	16	10	8
	Net Income:											
	2000-2004	NM	16%	6%	34%	(16%)	(9%) [5]	NM	(10%)	NM	(23%)	NM
	2004-2005E [6]	(0%) [7]	(5)	5	29	NM	74	19%	52	(68%)	NM	25%
	2005E-2007E [6]	46 [7]	11	18	13	39	87	15	14	(2)	24	15
	Long Term Growth	10	11	13	14	15	NA	17	14	NA	13	NM
P / E	2005E	67.4x	27.1x	25.0x	20.8x	46.6x	NA	30.2x	26.0x	59.0x	22.3x	30.9x
	2006E	52.2	23.9	23.0	18.1	42.2	NA	26.9	23.2	50.3	17.3	24.0
	2007E	42.9	22.0	17.9	16.4	24.0	NA	22.9	20.1	61.1	14.5	23.5

Source: Historical information based on public company filings; projected information based on IBES estimates, except Archipelago, which is based on Archipelago management projections and NYSE, which is based on NYSE management projections. Financial data as of September 30, 2005 unless noted otherwise.
N.B. Revenue breakdown is per latest quarterly segment data. Based on revenues net of liquidity payments.
(1) Financial data for the twelve months ended June 30, 2005. Cash and derivative transactions include respective clearing and settlement fees.
(2) 2005E – 2007E pro forma for Instinet acquisition.
(3) Includes market data revenues.
(4) Includes member fees where applicable.
(5) 2002 – 2004 CAGR.
(6) Based on IBES EPS estimates, except for Archipelago and NYSE, which are based on management net income estimates.
(7) 2004 – 2005E and 2005E – 2007E growth data excludes Wave Securities. 2004 – 2005E net income growth based on pre-tax income.

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Archipelago Summary Valuation

(Dollars in millions, except per share amounts)


Median Price Target(2): $1,580
Current Market(1): $2,788
Archipelago Equity Value
$750 $950 $1,150 $1,350 $1,550 $1,750 $1,950 $2,150 $2,350 $2,550 $2,750 $2,950 $3,150
Public Market Valuation:
Comparable Companies Analysis ($25.83) $1,200 $1,350 ($29.06)
Adjusted Stock Price Analysis ($24.75) $1,150 $1,400 ($30.13)
Discounted Cash Flow Valuation:
Standalone ($38.74) $1,800 $2,100 ($45.20)
With 100% Synergies ($53.81) $2,500 $2,950 ($63.49)
Change of Control Valuation:
Precedent Transactions Analysis ($20.45) $950 $1,375 ($29.59)
Premiums Paid Analysis:
Median ($31.21) $1,450 $1,750 ($37.67)
High ($39.82) $1,850 $2,250 ($48.43)

	Archipelago Reference	Archipelago Equity Value $750	$950	$1,150	$1,350	$1,550	$1,750	$1,950	$2,150	$2,350	$2,550	$2,750	$2,950	$3,150
Implied Price per Share	--	$16.14	$20.45	$24.75	$29.06	$33.36	$37.67	$41.97	$46.28	$50.58	$54.89	$59.19	$63.49	$67.80
Premium / (Discount) to Current Mkt. Price	$60.00	(73.1%)	(65.9%)	(58.7%)	(51.6%)	(44.4%)	(37.2%)	(30.0%)	(22.9%)	(15.7%)	(8.5%)	(1.4%)	5.8%	13.0%
Total Firm Value	--	750	950	1,150	1,350	1,550	1,750	1,950	2,150	2,350	2,550	2,750	2,950	3,150
Price / Forward Earnings:														
2006E IBES	$1.15	14.0x	17.8x	21.5x	25.3x	29.0x	32.8x	36.5x	40.2x	44.0x	47.7x	51.5x	55.2x	59.0x
2007E IBES	1.40	11.5	14.6	17.7	20.8	23.8	26.9	30.0	33.1	36.1	39.2	42.3	45.4	48.4
2006E Archipelago Management	1.34	12.0	15.3	18.5	21.7	24.9	28.1	31.3	34.5	37.7	41.0	44.2	47.4	50.6
2007E Archipelago Management	1.92	8.4	10.7	12.9	15.1	17.4	19.6	21.9	24.1	26.3	28.6	30.8	33.1	35.3
PEG:														
2006E IBES	--	1.4x	1.7x	2.1x	2.5x	2.8x	3.2x	3.6x	3.9x	4.3x	4.7x	5.0x	5.4x	5.8x
2007E IBES	--	1.1	1.4	1.7	2.0	2.3	2.6	2.9	3.2	3.5	3.8	4.1	4.4	4.7
Firm Value / LTM EBITDA	$90.5	8.3x	10.5x	12.7x	14.9x	17.1x	19.3x	21.6x	23.8x	26.0x	28.2x	30.4x	32.6x	34.8x

N.B. All per share figures based on a fully diluted share count of 46.5mm; Market data as of 11/21/2005; Numbers in parentheses represent per share values.

(1) Based on closing stock price of $60.00 as of 11/21/2005.

(2) Based on median price target of $34.00.

citigroup corporate and investment banking

Archipelago Comparable Companies Valuation

(Dollars in millions, except per share data)

Company	Closing Price at 11/21/2005	% of LTM High	% Change since 4/19/2005	Market Value	Firm Value	FV / LTM EBITDA	Price to Earnings 2005E	Price to Earnings 2006E	Price to Earnings 2007E	Growth '05E - '07E	Growth LTG	PEG 2006E	PEG 2007E
Cash Equities Exchanges :													
Nasdaq Stock Market, Inc. [1]	$40.97	99%	278%	$5,207	$5,694	27.3x	46.6x	42.2x	24.0x	39.4%	15.0%	2.8x	1.6x
London Stock Exchange - Actual	10.35	99	34	2,634	2,347	11.1	20.8	18.1	16.4	12.7	14.0	1.3	1.2
London Stock Exchange - Adjusted [2]	8.63	82	44	2,197	1,909	9.0	17.3	15.1	13.7	12.7	14.0	1.1	1.0
Australian Stock Exchange	22.82	97	55	2,347	2,218	17.8	27.1	23.9	22.0	10.9	10.5	2.3	2.1
TSX Group	31.87	84	24	2,190	1,977	11.6	25.0	23.0	17.9	18.4	12.5	1.8	1.4
Mean						**15.4x**	**22.6x** [3]	**20.0x** [3]	**18.8x**	**18.8%**	**13.2%**	**1.9x**	**1.5x**
Median						**11.6**	**22.9** [3]	**20.5** [3]	**17.9**	**12.7**	**14.0**	**1.8**	**1.4**
Options Exchanges :													
International Securities Exchange	$27.75	87%	18%	$1,139	$984	15.1x	30.2x	26.9x	22.9x	14.7%	17.0%	1.6x	1.3x
Other Trading Companies :													
Investment Technology Group	$37.75	100%	114%	$1,655	$1,466	12.5x	26.0x	23.2x	20.1x	13.7%	14.3%	1.6x	1.4x
Knight Capital Group	10.38	85	12	1,119	876	8.2	22.3	17.3	14.5	24.0	12.5	1.4	1.2
LaBranche & Co Inc.	10.80	93	40	655	647	12.8	30.9	24.0	23.5	14.6	NA	NA	NA
eSpeed Inc.	8.55	65	(4)	431	247	6.1	59.0	50.3	61.1	NM	NA	NA	NA
Mean						**9.9x**	**34.5x**	**28.7x**	**29.8x**	**17.5%**	**13.4%**	**1.5x**	**1.3x**
Median						**10.3**	**28.4**	**23.6**	**21.8**	**14.6**	**13.4**	**1.5**	**1.3**
Memo: Archipelago - IBES	$60.00	99%	255%	$2,957	$2,843	31.4x	67.4x	52.2x	42.9x	25.4%	10.3%	5.1x	4.2x
Memo: Archipelago - Management [4]	60.00						66.7	44.8	31.3	46.1			

	2006E Net Income Low	2006E Net Income High
Reference Multiple Range	**19.0x**	**21.0x**
Archipelago Statistic [4]	**$62.3**	
Implied Equity Value Range	**$1,183**	**$1,308**
Add: After-tax Wave Proceeds [4]	**25**	**25**
Total Equity Value Range	**$1,208**	**$1,333**

Comparable Companies Analysis:

Reference Equity Value Range	**$1,200 - $1,350**
Per Share	***$25.83 - $29.06***

N.B. Estimates based on median IBES estimates. Based on 46.5 million fully diluted shares outstanding.
Exchange Rates as of November 21, 2005.
(1) Pro forma for acquisition of Instinet.
(2) Based on estimated unaffected share price. Adjusted to exclude estimated takeover premium.
(3) Mean and median P/E ratios for Cash Equities Exchanges exclude Nasdaq for 2005E and 2006E.
(4) Source: Archipelago Management.

citigroup corporate and investment banking

Archipelago Adjusted Stock Price Analysis

Comparable Companies Stock Price Performance



100%
80
60
40
20
--
-20
97%
80%
18%
16%
9%
Apr-05
May-05
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Cash Equities Exchanges
Other Trading Companies
S & P 500
Options Exchanges
Nasdaq Index

Archipelago Stock Price Performance



250%
200
150
100
50
--
255%
Apr-05
May-05
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Archipelago

(Dollars in millions)

Index	Percent Change in Index	Implied Unaffected Archipelago Share Price (1)	Implied Unaffected Archipelago Equity Value
Other Trading Companies	97%	$33.24	$1,544
Cash Equities Exchanges	80	30.38	1,411
Options Exchanges	18	19.96	927
Nasdaq Index	16	19.61	911
S & P 500	9	18.40	855

Adjusted Stock Price Analysis:

Reference Equity Value Range	**$1,150 - $1,400**
Per Share	***$24.75 - $30.13***

N.B. Based on 46.5 million fully diluted shares outstanding.

(1) The implied unaffected Archipelago share price equals the closing stock price of $16.90 per share on 4/19/05 grown by the percent change in the respective index.

citigroup corporate and investment banking

Archipelago Standalone Discounted Cash Flow Valuation

(Dollars in millions, except per share amounts)

	Terminal P/E Multiple Range				
	19.0x	19.5x	20.0x	20.5x	21.0x
Cost of Equity (1)	Equity Value as of 12/31/2005				
10.0%	$1,960	$2,001	$2,041	$2,082	$2,122
10.5%	1,920	1,960	1,999	2,039	2,079
11.0%	1,881	1,920	1,959	1,997	2,036
11.5%	1,844	1,881	1,919	1,957	1,995
12.0%	1,807	1,843	1,880	1,917	1,954

Cost of Equity (1)	Equity Value per Share as of 12/31/2005				
10.0%	$42.20	$43.07	$43.94	$44.81	$45.68
10.5%	41.33	42.19	43.04	43.89	44.74
11.0%	40.50	41.33	42.16	42.99	43.82
11.5%	39.68	40.49	41.31	42.12	42.93
12.0%	38.88	39.68	40.47	41.27	42.06

Discounted Cash Flow Analysis - Standalone:

Reference Equity Value Range	**$1,800**	-	**$2,100**
Per Share	***$38.74***	-	***$45.20***

N.B. Based on 46.5 million fully diluted shares outstanding; Projections as per Archipelago management.

(1) See Appendix for detail of cost of equity calculations.

citigroup corporate and investment banking

Archipelago Discounted Cash Flow Valuation with Synergies (1)

(Dollars in millions, except per share amounts)

Cost of Equity (2)	Terminal P/E Multiple Range				
	19.0x	19.5x	20.0x	20.5x	21.0x
	Equity Value as of 12/31/2005				
10.0%	$2,709	$2,765	$2,822	$2,878	$2,934
10.5%	2,653	2,708	2,764	2,819	2,874
11.0%	2,599	2,653	2,707	2,761	2,815
11.5%	2,547	2,599	2,652	2,704	2,757
12.0%	2,495	2,547	2,598	2,650	2,701

Cost of Equity (2)	Equity Value per Share as of 12/31/2005				
10.0%	$58.31	$59.52	$60.73	$61.94	$63.15
10.5%	57.11	58.30	59.48	60.67	61.85
11.0%	55.95	57.11	58.26	59.42	60.58
11.5%	54.81	55.94	57.08	58.21	59.34
12.0%	53.71	54.81	55.92	57.03	58.14

Discounted Cash Flow Analysis with Synergies:

Reference Equity Value Range	**$2,500**	-	**$2,950**
Per Share	***$53.81***	-	***$63.49***

N.B. Based on 46.5 million fully diluted shares outstanding; Projections as per Archipelago management.

(1) See Appendix for detail of transaction synergies. Source: Archipelago / NYSE management.

(2) See Appendix for detail of cost of equity calculations.

Archipelago Precedent Transactions Analysis

(Dollars in millions, except per share data)

Date Announced	Acquirer	Target	Equity Value	Firm Value / LTM Revenues	Firm Value / LTM EBITDA	Equity Value / LTM Net Income
Exchanges						
12/13/04	Deutsche Boerse [1]	London Stock Exchange	$2,591	5.1x	10.8x	22.0x
11/15/04	OMX	Copenhagen	214	3.9	8.3	18.2
ECNs						
4/22/05	Nasdaq [2]	INET	$935	4.7x	19.6x	NM
5/25/04	Nasdaq	Brut	190	1.0	NA	NA
6/10/02	Instinet	Island	508	2.9	12.4	26.0

	Firm Value / LTM Revenues	Firm Value / LTM EBITDA	Equity Value / LTM Net Income
Mean	**3.5x**	**12.8x**	**22.1x**
Median	**3.9**	**11.6**	**22.0**

	EBITDA	Net Income
Reference Multiple Range	**12.0x - 15.0x**	**20.0x - 25.0x**
Archipelago LTM Statistic (Excluding Wave)	**$90**	**$47**
Implied Reference Equity Range	**$1,086 - $1,357**	**$932 - $1,165**
Add: After-tax Wave Proceeds [3]	**25**	**25**
Total Equity Value Range	**$1,111 - $1,382**	**$957 - $1,190**

Precedent Transactions Analysis:

Reference Equity Value Range	**$950 - $1,375**
Per Share	***$20.45 - $29.59***

Source: SEC filings, research reports, and press releases.
N.B. Based on 46.5 million fully diluted shares outstanding.
(1) Not consummated.
(2) Pending.
(3) Source: Archipelago management.

citigroup corporate and investment banking

Archipelago Premiums Paid Analysis

(Dollars in millions, except per share amounts)

	Comparable Companies Analysis		Adjusted Stock Price Analysis	
	Low	High	Low	High
Aggregate Reference Range	$1,200	$1,350	$1,150	$1,400
Implied Value Assuming:				
Median Premium 24.4% (1)	$1,492	$1,679	$1,430	$1,741
High Premium 59.6% (1)	1,915	2,154	1,835	2,234

Premiums Paid Analysis:

Reference Range Based on Median Premia:	**Low**		**High**
Reference Equity Value Range	**$1,450**	**-**	**$1,750**
Per Share	***$31.21***	**-**	***$37.67***

Reference Range based on High Premia:			
Reference Equity Value Range	**$1,850**	**-**	**$2,250**
Per Share	***$39.82***	**-**	***$48.43***

N.B. Based on 46.5 million fully diluted shares outstanding.

(1) Premia based on all U.S. transactions between $1.0 billion and $5.0 billion from 1/1/2002 to date, excluding the top and bottom 5 transactions. Source: SDC Platinum as of 11/21/2005.

3 NYSE

NYSE Historical Seat Pricing Summary

NYSE Historical Seat Sale Prices and Lease Rate


April 19, 2005
$3.5
3.0
2.5
2.0
1.5
1.0
0.5
--
Seat Price ($ millions)
$350.0
300.0
250.0
200.0
150.0
100.0
50.0
--
Average Annual Lease Rate ($ thousands)
Feb-99
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Seat Price
Annual Lease Rate

NYSE Historical Seat Sales by Period

(Dollars in millions)

Time Period	Number of Seats Sold	Percent of Total Seats	Average	High	Low
1999	7	0.5%	$2.414	$2.650	$2.000
2000	9	0.7	1.822	2.000	1.650
2001	5	0.4	2.220	2.300	2.000
2002	6	0.4	2.388	2.550	2.000
2003	14	1.0	1.677	2.000	1.300
2004	30	2.2	1.262	1.515	1.030
01/01/05 - 04/19/05	17	1.2	1.373	1.620	0.975
04/20/05 - 11/19/05	45	3.3	2.581	3.250	1.800

Source: NYSE management.

N.B. The most recent seat sale, as of November 21, 2005, was $3.25 million on November 17, 2005. The last seat sale prior to the announcement of the merger was for $1.62 million on April 5, 2005.

citigroup
corporate and investment banking

NYSE Comparable Companies Overview

			Cash Equities Exchanges					Other Trading Companies	Universal Exchanges	
		NYSE	Australian Stock Exchange [1]	Toronto Stock Exchange	London Stock Exchange	Nasdaq [2]	Archipelago	Investment Technology Group	Deutsche Boerse	Euronext
Revenue Breakdown	Listing	31%	26%	30%	20%	25%	0%	--	--	6%
	Cash Transactions	12	42	39	42	75 [3]	87	95%	16% [4]	24
	Derivatives Transactions	--	16	6	3	--	--	--	30	34
	Market Data	15	11	23	33	--	13	--	8	10
	Clearing, Settlement and Custody	--	--	--	--	--	--	--	39	4
	Regulatory	12	--	3	--	--	--	--	--	--
	Processing	16	--	--	--	--	--	--	--	--
	Other [5]	14	5	0	3	--	--	5	8	22
		100%	100%	100%	100%	100%	100%	100%	100%	100%
EBITDA Margin	LTM	17%	58%	61%	47%	25%	27%	30%	49%	35%
	2006E	24	62	57	49	35	33	41	50	38
CAGRs	Net Revenue:									
	2000 - 2004	2% [6]	9%	8%	7%	(10%)	54%	2%	22%	4%
	2004 - 2005E	(1)	8	6	10	50	0 [8]	16	15	4
	2005E - 2007E	4	5	9	6	9	34 [8]	14	5	5
	Net Income:									
	2000 - 2004	(9%) [6]	16%	6%	34%	(16%)	NM	(10%)	17%	4%
	2004 - 2005E [7]	74	(5)	5	29	NM	(0%) [8]	52	64	29
	2005E - 2007E [7]	87	11	18	13	39	46 [8]	14	10	11
	Long Term Growth	NA	11	13	14	15	10	14	17	10
P / E	2005E	NA	27.1x	25.0x	20.8x	46.6x	67.4x	26.0x	21.4x	22.6x
	2006E	NA	23.9	23.0	18.1	42.2	52.2	23.2	19.0	19.8
	2007E	NA	22.0	17.9	16.4	24.0	42.9	20.1	17.5	18.3

Source: Historical information based on public company filings; projected information based on IBES estimates, except Archipelago, which is based on Archipelago management projections and NYSE, which is based on NYSE management projections. Financial data as of September 30, 2005 unless noted otherwise.
N.B. Revenue breakdown is per latest quarterly segment data. Based on revenues net of liquidity payments.
(1) Financial data for the twelve months ended June 30, 2005. Cash and derivative transactions include respective clearing and settlement fees.
(2) 2005E – 2007E pro forma for Instinet acquisition.
(3) Includes market data revenues.
(4) May include listing fees.
(5) Includes member fees where applicable.
(6) 2002 – 2004 CAGR.
(7) Based on IBES EPS estimates, except for Archipelago and NYSE, which are based on management net income estimates.
(8) 2004 – 2005E and 2005E – 2007E growth data excludes Wave Securities. 2004 – 2005E net income growth based on pre-tax income.

NYSE Summary Valuation

(Dollars in millions)


Seat-Based Value(4): $4,440
Current Equity Value(2): $6,636
NYSE Equity Value
$2,700 $3,100 $3,500 $3,900 $4,300 $4,700 $5,100 $5,500 $5,900 $6,300 $6,700 $7,100
Comparable Companies Valuation:
($2.196) $3,000 $3,250 ($2.379)
Discounted Cash Flow Valuation:
($2.343) $3,200 $3,700 ($2.709)

	NYSE Reference	NYSE Equity Value											
		$2,700	$3,100	$3,500	$3,900	$4,300	$4,700	$5,100	$5,500	$5,900	$6,300	$6,700	$7,100
Implied Firm Value[1]		$2,181	$2,581	$2,981	$3,381	$3,781	$4,181	$4,581	$4,981	$5,381	$5,781	$6,181	$6,581
Implied Equity Value per Seat	1,366	$1.977	$2.269	$2.562	$2.855	$3.148	$3.441	$3.734	$4.026	$4.319	$4.612	$4.905	$5.198
Premium / (Disc.) to Last Seat Sale Price	$3.250	(39.2%)	(30.2%)	(21.2%)	(12.2%)	(3.1%)	5.9%	14.9%	23.9%	32.9%	41.9%	50.9%	59.9%
Premium / (Disc.) to Current Equity Value[2]	6,636	(59.3)	(53.3)	(47.3)	(41.2)	(35.2)	(29.2)	(23.1)	(17.1)	(11.1)	(5.1)	1.0	7.0
Equity Value / 2006E Net Income[3]	$129	20.9x	24.0x	27.1x	30.1x	33.2x	36.3x	39.4x	42.5x	45.6x	48.7x	51.8x	54.9x
Equity Value / 2007E Net Income[3]	184	14.6	16.8	19.0	21.2	23.3	25.5	27.7	29.8	32.0	34.2	36.3	38.5
Firm Value / 2005E EBITDA	$152	14.4x	17.0x	19.7x	22.3x	24.9x	27.6x	30.2x	32.8x	35.5x	38.1x	40.7x	43.4x

N.B. Numbers in parentheses represent per seat values. Based on 1,366 seats.

(1) Equity value net of excess cash of $519 million ($300,000 consideration per seat plus estimated permitted dividend of $80,000 per seat).

(2) Based on 158 million pro forma shares; 70% ownership and $60.00 closing stock price of Archipelago on November 21, 2005.

(3) Source: NYSE management.

(4) Based on 1,366 NYSE seats at the most recent sale price, as of November 21, 2005, of $3.25 million on November 17, 2005.

citigroup corporate and investment banking

NYSE Comparable Companies Valuation

(Dollars in millions, except per share data)

Company	Closing Price 11/21/2005	% of LTM High	% Change since 4/19/2005	Market Value	Firm Value	FV / LTM EBITDA	Price to Earnings 2005E	Price to Earnings 2006E	Price to Earnings 2007E	Growth '05E - '07E	Growth LTG	PEG 2006E	PEG 2007E
Cash Equities Exchanges													
Nasdaq Stock Market, Inc. (1)	$40.97	99%	278%	$5,207	$5,694	27.3x	46.6x	42.2x	24.0x	39.4%	15.0%	2.8x	1.6x
London Stock Exchange - Actual	10.35	99	34	2,634	2,347	11.1	20.8	18.1	16.4	12.7	14.0	1.3	1.2
London Stock Exchange - Adjusted (2)	8.63	82	44	2,197	1,909	9.0	17.3	15.1	13.7	12.7	14.0	1.1	1.0
Australian Stock Exchange	22.82	97	55	2,347	2,218	17.8	27.1	23.9	22.0	10.9	10.5	2.3	2.1
TSX Group	31.87	84	24	2,190	1,977	11.6	25.0	23.0	17.9	18.4	12.5	1.8	1.4
Mean						**15.4x**	**22.6x** (3)	**20.0x** (3)	**18.8x**	**18.8%**	**13.2%**	**1.9x**	**1.5x**
Median						**11.6**	**22.9** (3)	**20.5** (3)	**17.9**	**12.7**	**14.0**	**1.8**	**1.4**
Universal Exchanges													
Deutsche Boerse	$97.90	100%	40%	$10,251	$10,103	10.5x	21.4x	19.0x	17.5x	10.5%	16.8%	1.1x	1.0x
Euronext	43.89	100	40	4,997	4,424	12.3	22.6	19.8	18.3	11.2	10.0	2.0	1.8
Mean						**11.4x**	**22.0x**	**19.4x**	**17.9x**	**10.9%**	**13.4%**	**1.6x**	**1.4x**
Median						**12.3**	**22.6**	**19.8**	**18.3**	**11.2**	**16.8**	**2.0**	**1.8**
Other Trading Companies													
Investment Technology Group	$37.75	100%	114%	$1,655	$1,466	12.5x	26.0x	23.2x	20.1x	13.7%	14.3%	1.6x	1.4x

	2006E Net Income Low	2006E Net Income High	2007E Net Income Low	2007E Net Income High
Reference Multiple Range	**19.0x**	**21.0x**	**17.0x**	**19.0x**
NYSE Statistic	**$113.5** (4)		**$166.0** (5)	
Implied Equity Value Range	**$2,160**	**$2,388**	**$2,824**	**$3,156**
Less: Capitalized Value of License Fees (6)	**(150)**	**(150)**	**(150)**	**(150)**
Plus: Excess Cash Distributed	**519**	**519**	**519**	**519**
Total Equity Value Range	**$2,529**	**$2,757**	**$3,193**	**$3,525**

Comparable Companies Analysis:

Reference Equity Value Range	**$3,000 - $3,250**
Per Seat	***$2.196 - $2.379***

N.B. Estimates based on median IBES estimates. Based on 1,366 Seats.
Exchange Rates as of November 21, 2005.
LTM - Last Twelve Months.
(1) Pro forma for acquisition of Instinet.
(2) Based on estimated unaffected share price. Adjusted to exclude estimated takeover premium.
(3) Mean and median P/E ratios for Cash Equities Exchanges exclude Nasdaq for 2005E and 2006E.
(4) Represents NYSE 2006E net income of $129.4 million less foregone interest of $25.8 million (pre-tax) associated with projected cash distribution ($519 million). Source: NYSE management.
(5) Represents NYSE 2007E net income of $184.4 million less foregone interest of $30.5 million (pre-tax) associated with projected cash distribution ($519 million). Source: NYSE management.
(6) Based on 10-year discounted analysis of 1,000 annual licenses at $40,000 per license, discount rate of 10% and a tax rate of 40%. Source: NYSE management.

NYSE Standalone Discounted Cash Flow Valuation

(Dollars in millions)

	Terminal P/E Multiple Range				
	16.0x	16.5x	17.0x	17.5x	18.0x
Cost of Equity [1]	**Equity Value as of 12/31/2005**				
9.0%	$2,365	$2,436	$2,507	$2,578	$2,649
9.5%	2,318	2,387	2,456	2,526	2,595
10.0%	2,272	2,339	2,407	2,475	2,543
10.5%	2,227	2,293	2,359	2,425	2,492
11.0%	2,183	2,248	2,312	2,377	2,442

Cost of Equity [1]	**Implied Equity Value per Seat as of 12/31/2005** [2]				
9.0%	$1.732	$1.783	$1.835	$1.887	$1.939
9.5%	1.697	1.747	1.798	1.849	1.900
10.0%	1.663	1.713	1.762	1.812	1.861
10.5%	1.630	1.679	1.727	1.776	1.824
11.0%	1.598	1.645	1.693	1.740	1.788

Discounted Cash Flow Analysis:

Reference Equity Value Range	**$3,200**	-	**$3,700**
Per Seat	***$2.343***	-	***$2.709***

N.B. Based on 1,366 seats. Projections as per NYSE management.

(1) See Appendix for details on cost of equity calculations.

(2) All values are net of $150 million of capitalized license seat payments since such revenue is included in stand-alone NYSE projections. Based on 10-year discounted analysis of 1,000 annual licenses at $40,000 per license, discount rate of 10% and a 40% tax rate.

citigroup
corporate and investment banking

4 PRO FORMA ANALYSES

Standalone Contribution Analysis

Net Revenue


70%
2007E
68.9%
31.1%
2006E
72.9%
27.1%
2005E
78.6%
21.4%
2004A
75.8%
24.2%
0.0%
20%
40%
60%
80%
100%
NYSE
Archipelago

EBIT


70%
2007E
63.2%
36.8%
2006E
63.3%
36.7%
2005E
47.5%
52.5%
2004A
30.2%
69.8%
0.0%
20%
40%
60%
80%
100%
NYSE
Archipelago

Pre-Tax Income (1)


70%
2007E
65.4%
34.6%
2006E
65.0%
35.0%
2005E
56.3%
43.7%
2004A
38.3%
61.7%
0.0%
20%
40%
60%
80%
100%
NYSE
Archipelago

Source: Archipelago and NYSE management projections.
N.B. Archipelago net revenue is net of liquidity payments. Archipelago statistics in 2005 exclude Wave.
(1) NYSE pre-tax income excludes foregone interest income of $25.8m in 2006 and $30.5m in 2007 associated with distribution of excess cash of $519 million.

citigroup corporate and investment banking

Value Contribution Analysis

Valuation Ranges

	NYSE [1]			Archipelago		
Comparable Companies Analysis [2]	$2,481	—	$2,731	$1,200	—	$1,350
Standalone Discounted Cash Flow Analysis [3]	$2,681	—	$3,181	$1,800	—	$2,100

Contribution


70%
67.1%
32.9%
60.0%
40.0%
NYSE
Archipelago

N.B. Excludes transaction synergies. Contribution based on mid-point of range.
(1) NYSE standalone valuation range reduced by $519 million of cash attributable to cash consideration/distribution paid to NYSE members in the merger.
(2) See page 21 and page 12, respectively for detailed analyses.
(3) See page 22 and page 14, respectively for detailed analyses.

citigroup
corporate and investment banking

Member Accretion Analysis

(Dollars in millions)

	2006E	2007E
Standalone:		
Standalone NYSE Pre-Tax Income	$222.5	$316.0
Less: Aggregate License Fees Paid by Members (1) (2)	(37.1)	(40.0)
NYSE Members Share of Standalone Pre-Tax Income	$185.4	$276.0
Pro Forma:		
Pro Forma NYSE Group Pre-Tax Income	$327.4	$497.9
Share to NYSE Members (3)	69.2%	69.2%
NYSE Members Share of Pro Forma Pre-Tax Income	$226.6	$344.6
Plus: Foregone Interest Income on Cash Distribution to Members (4)	25.8	30.5
Less: Aggregate License Fees Paid by Members (2)	(37.1)	(40.0)
NYSE Members Share of Pro Forma Pre-Tax Income	$215.3	$335.1
Incremental Pre-Tax Income to NYSE Members	$29.9	$59.1
% Increase versus Standalone	*16.1%*	*21.4%*

Source: Archipelago and NYSE management.

(1) Per NYSE management, 1,000 annual licenses at $40,000 per license are included in NYSE standalone projections.

(2) Assumes existing members to pay license fees post merger.

(3) Reflects dilution attributable to allocation of 0.8% of NYSE Group shares to NYSE employees.

(4) Assumes members earn same interest rate on distributed cash as contained in current NYSE projections.

Pro Forma Summary Valuation

(Dollars in millions, except per share amounts)


Last Seat Sale[1]: $6,342
Current Mkt Val[2]: $9,480
Pro Forma Value
$4,000 $4,500 $5,000 $5,500 $6,000 $6,500 $7,000 $7,500 $8,000 $8,500 $9,000 $9,500
Comparable Companies Analysis
$4,850
$5,350
Discounted Cash Flow Analysis
$5,700
$6,700

	Pro Forma Reference	Pro Forma Value $4,000	$4,500	$5,000	$5,500	$6,000	$6,500	$7,000	$7,500	$8,000	$8,500	$9,000	$9,500
Implied Value per NYSE Group Share		$25.32	$28.48	$31.65	$34.81	$37.97	$41.14	$44.30	$47.47	$50.63	$53.80	$56.96	$60.13
Premium / (Discount) to Last Seat Sale	$6,342	(36.9%)	(29.0%)	(21.2%)	(13.3%)	(5.4%)	2.5%	10.4%	18.3%	26.1%	34.0%	41.9%	49.8%
Premium / (Discount) to Current Archipelago Price	$60.0	(57.8)	(52.5)	(47.3)	(42.0)	(36.7)	(31.4)	(26.2)	(20.9)	(15.6)	(10.3)	(5.1)	0.2
Equity Value / 2006E [3]	$192.4	20.8x	23.4x	26.0x	28.6x	31.2x	33.8x	36.4x	39.0x	41.6x	44.2x	46.8x	49.4x
Equity Value / 2007E [3]	293.6	13.6	15.3	17.0	18.7	20.4	22.1	23.8	25.5	27.2	28.9	30.7	32.4

(1) Based on most recent NYSE seat sale price, as of November 21, 2005, of $3.25 million on November 17, 2005 and 1,366 seats.
(2) Based on 158 million pro forma shares and $60.00 closing stock price of Archipelago on November 21, 2005.
(3) Based on Archipelago and NYSE management projections.

citigroup corporate and investment banking

Pro Forma Comparable Companies Analysis

(Dollars in millions, except per share data)

Company	Closing Price 11/21/2005	% of LTM High	% Change since 4/19/2005	Market Value	Firm Value	EV / LTM EBITDA	Price to Earnings 2005E	Price to Earnings 2006E	Price to Earnings 2007E	Growth '05E -'07E	Growth LTG	PEG 2006E	PEG 2007E
Cash Equities Exchanges													
Nasdaq Stock Market, Inc. (1)	$40.97	99%	278%	$5,207	$5,694	27.3x	46.6x	42.2x	24.0x	39.4%	15.0%	2.8x	1.6x
London Stock Exchange - Actual	10.35	99	34	2,634	2,347	11.1	20.8	18.1	16.4	12.7	14.0	1.3	1.2
London Stock Exchange - Adjusted (2)	8.63	82	44	2,197	1,909	9.0	17.3	15.1	13.7	12.7	14.0	1.1	1.0
Australian Stock Exchange	22.82	97	55	2,347	2,218	17.8	27.1	23.9	22.0	10.9	10.5	2.3	2.1
TSX Group	31.87	84	24	2,190	1,977	11.6	25.0	23.0	17.9	18.4	12.5	1.8	1.4
Mean						**15.4x**	**22.6x** (3)	**20.0x** (3)	**18.8x**	**18.8%**	**13.2%**	**1.9x**	**1.5x**
Median						**11.6**	**22.9** (3)	**20.5** (3)	**17.9**	**12.7**	**14.0**	**1.8**	**1.4**
Universal Exchanges													
Deutsche Boerse	$97.90	100%	40%	$10,251	$10,103	10.5x	21.4x	19.0x	17.5x	10.5%	16.8%	1.1x	1.0x
Euronext	43.89	100	40	4,997	4,424	12.3	22.6	19.8	18.3	11.2	10.0	2.0	1.8
Mean						**11.4x**	**22.0x**	**19.4x**	**17.9x**	**10.9%**	**13.4%**	**1.6x**	**1.4x**
Median						**11.4**	**22.0**	**19.4**	**17.9**	**10.9**	**13.4**	**1.6**	**1.4**
Options Exchanges													
International Securities Exchange	$27.75	87%	18%	$1,139	$984	15.1x	30.2x	26.9x	22.9x	14.7%	17.0%	1.6x	1.3x

	2006E Net Income Low	2006E Net Income High	2007E Net Income Low	2007E Net Income High
Reference Multiple Range	**20.0x**	**22.0x**	**18.0x**	**20.0x**
Pro Forma Statistic	**$192.4**		**$293.6**	
Implied Equity Value Range	**$3,848**	**$4,232**	**$5,285**	**$5,873**

Pro Forma Comparable Companies Analysis:

Reference Equity Value Range	**$4,850 - $5,350**

N.B. Estimates based on median IBES estimates.
Exchange Rates as of November 21, 2005.
LTM - Last Twelve Months.
(1) Pro forma for acquisition of Instinet.
(2) Based on estimated unaffected share price. Adjusted to exclude estimated takeover premium.
(3) Mean and median P/E ratios for Cash Equities Exchanges exclude Nasdaq for 2005E and 2006E.

citigroup
corporate and investment banking

Pro Forma Discounted Cash Flow Valuation

(Dollars in millions)

Cost of Equity (1)	Terminal P/E Multiple Range: 18.0x	18.5x	19.0x	19.5x	20.0x
	Equity Value as of 12/31/05				
8.5%	$6,180	$6,313	$6,447	$6,580	$6,713
9.0%	6,052	6,182	6,312	6,443	6,573
9.5%	5,927	6,054	6,181	6,309	6,436
10.0%	5,805	5,929	6,054	6,178	6,303
10.5%	5,686	5,808	5,930	6,051	6,173

Pro Forma Discounted Cash Flow Analysis:

Reference Equity Value Range	**$5,700**	-	**$6,700**

N.B. Projections as per managements of Archipelago and NYSE.

(1) See Appendix for detail of cost of equity calculations.

citigroup
corporate and investment banking

Pro Forma Value Creation

(Dollars in millions)

	Comparable Companies Approach	DCF Approach
Standalone:		
Mid-point Standalone Value of NYSE	$3,125	$3,450
Pro Forma:		
Mid-point Pro Forma Value of NYSE	$5,100	$6,200
70% Share to NYSE Members	3,570	4,340
Less: Employee Incentives [2]	(65)	(65)
Estimated Present Value of License Payments [1] [2] [3]	(150)	(150)
Plus: Cash Distribution at Close [4]	410	410
Estimated Permitted Dividends at Close [2] [5]	109	109
Pro Forma Value to NYSE Members	$3,874	$4,644
$ Increase vs. Standalone Value of NYSE	**$749**	**$1,194**
% Increase vs. Standalone Value of NYSE	**24.0%**	**34.6%**

(1) Reflects capitalized license seat lease payments. Estimated based on 10-year discounted analysis of 1,000 annual licenses at $40,000 per license. Discount rate of 10% and a tax rate of 40%. Source: NYSE management.

(2) Source: NYSE management.

(3) Assumes existing members to pay license fee, post merger.

(4) $300,000 per seat.

(5) $80,000 per seat.

APPENDIX

Details of Synergies

(Dollars in millions)

	2006E	2007E
Revenue Dis-Synergies:		
Transaction Revenue	$0.0	($5.6)
Market Data	(3.2)	(5.1)
	(3.2)	(10.7)
Expense Synergies:		
Marketing	5.0	11.0
G&A	3.3	7.3
Compensation	17.9	39.4
Technology	7.5	16.5
Occupancy	1.0	2.2
Depreciation	2.0	4.4
Amortization	(8.6)	(8.6)
	28.1	72.2
Operating Impact	**24.9**	**61.5**
Foregone Interest Income	(25.8)	(30.5)
Total Pre-tax Impact	**($0.9)**	**$31.0**

Run Rate Cash Expense Savings equals 9.5% of NYSE Standalone 2008 Cash Expenses.

Source: Archipelago and NYSE management.

Archipelago Cost of Equity Analysis

	Low	High
U.S. Risk Free Rate (30 Year U.S. Treasury)	4.57%	4.57%
Equity Market Risk Premium	4.00%	6.00%
Adjusted Beta	1.25	1.25
Adjusted Equity Market Risk Premium	5.00%	7.50%
Cost of Equity	**9.6%**	**12.1%**

Company	Beta based on earlier of 30 days post IPO or 5.0 yrs
Exchange	
Australian Stock Exchange	1.07
TSX Group	1.12
London Stock Exchange	NM
Nasdaq Stock Market, Inc.	NM
International Securities Exchange	NM
Trade	
eSpeed	1.49
Investment Technology Group	1.16
Knight Trading	1.51
LaBranche	1.34
Median	**1.25**
Mean	**1.28**

Source: Beta as per Bloomberg.

NYSE Cost of Equity Analysis

	Low	High
U.S. Risk Free Rate (30 Year U.S. Treasury)	4.65%	4.65%
Equity Market Risk Premium	4.00%	6.00%
Adjusted Beta	1.07	1.07
Adjusted Equity Market Risk Premium	4.28%	6.42%
Cost of Equity	**8.9%**	**11.1%**

Company	Beta based on earlier of 30 days post IPO or 5.0 yrs
Exchange	
Australian Stock Exchange	1.07
TSX Group	1.12
London Stock Exchange	NM
Nasdaq Stock Market, Inc.	NM
Investment Technology Group	1.16
Deutsche Boerse	0.91
Euronext	0.93
Median	**1.07**
Mean	**1.04**

Source: Beta as per Bloomberg.

Pro Forma Cost of Equity Analysis

	Low	High
U.S. Risk Free Rate (30 Year U.S. Treasury)	4.57%	4.57%
Equity Market Risk Premium	4.00%	6.00%
Adjusted Beta	1.01	1.01
Adjusted Equity Market Risk Premium	4.03%	6.05%
Cost of Equity	**8.60%**	**10.61%**

Company	Beta based on earlier of 30 days post IPO or 5.0 yrs
Exchange	1.07
Australian Stock Exchange	1.12
TSX Group	NM
London Stock Exchange	NM
Nasdaq Stock Market, Inc.	NM
Investment Technology Group	0.91
Deutsche Boerse	0.93
Euronext	
Median	**1.00**
Mean	**1.01**

Source: Beta as per Bloomberg.

citigroup
corporate and investment banking

[THIS PAGE INTENTIONALLY LEFT BLANK]

ANNEX C

AMENDMENT NO. 2
TO
AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 2, dated as of November 2, 2005 (this "*Amendment*"), to the Amended and Restated Agreement and Plan of Merger, dated as of July 20, 2005, as amended as of October 20, 2005 (the "*Merger Agreement*"), is by and among New York Stock Exchange, Inc., a New York Type A not-for-profit corporation ("*NYSE*"), Archipelago Holdings, Inc., a Delaware corporation ("*Archipelago*"), NYSE Group, Inc., a Delaware corporation ("*NYSE Group*"), NYSE Merger Sub LLC, a New York limited liability company ("*NYSE Merger Sub LLC*"), NYSE Merger Corporation Sub, Inc., a Delaware corporation ("*NYSE Merger Corporation Sub*"), and Archipelago Merger Sub, Inc., a Delaware corporation ("*Archipelago Merger Sub*").

RECITALS

WHEREAS, the parties to the Merger Agreement desire to amend and supplement certain terms of the Merger Agreement as described herein; and

WHEREAS, all capitalized terms not defined or amended herein shall have the meaning ascribed to such terms in the Merger Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

1. *Conversion of NYSE Membership Interests*.

(a) The definition of "Archipelago Fully-Diluted Share Amount" in Section 5.1(a)(i)(A) of the Merger Agreement is amended and restated as follows (additional text is double underlined and deleted text is struck through):

"'*Archipelago Fully-Diluted Share Amount*' means a number equal to the sum of: (i) the aggregate number of Archipelago Shares issued and outstanding as of the Determination Date, plus (ii) the aggregate number of Archipelago Shares that would be deemed outstanding for purposes of calculating earnings per share under the treasury stock method described in paragraphs 17-19 of FAS-128 as a result of ~~outstanding~~ Archipelago Options outstanding as of the Determination Date (*provided*, *however*, that, in applying the treasury stock method, (A) the average market price during the relevant period described in Paragraph 17.b. of FAS-128 shall be the Archipelago Post-Announcement Price, ~~and~~ (B) all issued and outstanding Archipelago Options, whether vested or unvested, shall be deemed to be vested as of the Determination Date and (C) the assumed proceeds from the exercise of any Archipelago Option shall be equal to the amount that the employee would have to pay under the terms of the Archipelago Option upon exercise of such Archipelago Option, and paragraph 21 of FAS-128 shall be disregarded), plus (iii) the aggregate number of Archipelago Shares underlying all Archipelago Awards as of the Determination Date, whether vested or unvested, plus (iv) 118,862 (which is the maximum number of restricted stock units with respect to Archipelago Shares that Archipelago may issue after the Determination Date and prior to the Effective Time as permitted under Sections 5.4 and 7.1(d)(ii)(B) of this Agreement) minus ~~(iv)~~ (v) the aggregate number of Archipelago Shares held by any wholly owned subsidiary of Archipelago as of the Determination Date."

(b) Section 5.1(a)(i)(C) of the Merger Agreement is amended and restated as follows (additional text is double underlined and deleted text is struck through):

"(C) for each NYSE Membership Interest with respect to which a Stock Election has been made and not revoked or lost pursuant to Section 5.3, either (1) if the Unprorated Aggregate Cash Consideration is equal to or greater than $409,800,000, a number of fully paid and nonassessable NYSE Merger Corporation Sub Shares equal to the Default Stock Election Amount, or (2) if the Unprorated Aggregate Cash Consideration is less than $409,800,000, (i) a number of fully paid and nonassessable NYSE Merger Corporation Sub Shares equal to the sum of (x) the NYSE Exchange Ratio ~~Default Stock Election Amount~~ and (y) the Stock Oversubscription Amount; and (ii) a number of NYSE Merger Corporation Preference Shares (rounded to the nearest one-hundred millionth of a share) equal to the quotient obtained by dividing (I) the difference between (x) $300,000 and (y) the product of the Stock Oversubscription Amount and the Archipelago Pre-Closing Price by (II) $300,000.